UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is Cerner Corporation, a Delaware corporation (“Cerner”). The address of Cerner’s principal executive office is 2800 Rock Creek Parkway, North Kansas City, Missouri 64117. The telephone number of Cerner’s principal executive office is (816) 221-1024.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Cerner’s common stock, par value $0.01 per share (the “Shares”). As of January 11, 2022, there were 292,952,521 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Cerner, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption “Item 1. Subject Company Information—Name and Address,” which information is incorporated herein by reference. Cerner’s website address is www.cerner.com. The information on Cerner’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding Shares at a price per Share equal to $95.00 (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Oracle, Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Cerner, Parent, Purchaser and, solely for certain purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, captioned “The Merger Agreement; Other Agreements,” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Purchaser will merge with and into Cerner (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Cerner surviving as a subsidiary of Oracle (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Cerner does not expect there to be a significant period of time between the consummation of the

Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than (1) Shares that are held by Cerner as treasury stock or owned by Parent, Purchaser, Oracle or any subsidiary of Cerner; and (2) Shares held by stockholders who validly exercise appraisal rights under DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly held and Cerner will become a subsidiary of Oracle.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on January 19, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on February 15, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14e-1(a) promulgated under the Exchange Act) following commencement of the Offer. Subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer to the six month anniversary of the Merger Agreement, and further extend it up to 12 more months dependent upon circumstances if at any scheduled expiration date of the Offer any regulatory-related condition to the Offer has not been satisfied or waived (to the extent so waivable by Parent or Purchaser).

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, entry into the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the business address and telephone number of Parent, Purchaser and Oracle are 2300 Oracle Way, Austin, Texas 78741, (737) 867-1000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Cerner, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Cerner or its affiliates, on the one hand, and (1) Cerner’s executive officers, directors or affiliates; or (2) Oracle, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Cerner, Parent, Purchaser and Oracle

Merger Agreement

A summary of the Merger Agreement is contained in Section 11, captioned “The Merger Agreement; Other Agreements,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement contains representations and warranties by each of Parent, Purchaser and Cerner. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties set forth in the Merger Agreement may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws.

Confidentiality Agreement

Oracle and Cerner entered into a Confidential Disclosure Agreement for Strategic Matters with an effective date of October 15, 2021 (as amended on December 4, 2021, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Oracle and Cerner agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving Cerner or its stockholders will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

Oracle and Cerner entered into an exclusivity agreement, dated as of December 4, 2021 (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible transaction between Cerner and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, Cerner and Oracle agreed that, from December 4, 2021 through the earlier of (1) December 20, 2021, and (2) the date on which the Definitive Agreements (as defined in the Exclusivity Agreement) have been executed and delivered, Cerner and its representatives would (a) terminate any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined in the Exclusivity Agreement); and (b) not, and would not permit its representatives to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition; or (ii) disclose any nonpublic information relating to Cerner, or afford access to the properties, books or records of Cerner, to any other person or entity that Cerner reasonably determines may be considering a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, dated December 20, 2021 (the “Tender and Support Agreements”), with Cerner’s Chief Executive Officer and President, David T. Feinberg, Cerner’s Chief Financial Officer, Mark J. Erceg, and each member of the Cerner Board (each, a “Supporting Stockholder”).

As a result of the Tender and Support Agreements, Parent and Oracle may each be deemed to be the beneficial owner of an aggregate of 229,263 Shares as of December 20, 2021 (which represents, in the aggregate, less than 1% of the outstanding Shares as of December 20, 2021).

The Tender and Support Agreements provide that, promptly, and, in any event, not later than 15 business days after the commencement of the Offer, each Supporting Stockholder will validly tender or cause to be validly tendered into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of from the date of the Merger Agreement through the earlier of (1) the date upon which the Merger Agreement is validly terminated, (2) the Effective Time, or (3) the date of any modification, waiver or amendment of the Merger Agreement or the Offer in a manner that reduces the Offer Price, changes the form of consideration payable thereunder to such Supporting Stockholder or amends, changes or modifies any of the Offer conditions in a manner that adversely affects such Supporting Stockholder (the “Support Period”). The Tender and Support Agreements terminate upon the termination of the Support Period.

During the Support Period, the Supporting Stockholders will vote their Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement). During the Support Period, Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Shares.

The summaries of the Tender and Support Agreements contained in Section 11, under the caption “The Merger Agreement; Other Agreements,” of the Offer to Purchase are incorporated herein by reference. Such summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Oracle

According to the Schedule TO, as of January 11, 2022, none of Parent, Purchaser or Oracle beneficially owned any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of Cerner

Overview

Certain of Cerner’s executive officers and directors have financial interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally, including potential severance benefits, treatment of outstanding Cerner awards in connection with the Merger, and rights to ongoing indemnification and insurance coverage. The Board of Directors of Cerner (the “Cerner Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions contemplated by the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions. Such interests are described below. The Transactions will constitute a “change in control” for purposes of the Company’s executive compensation and benefit plans and agreements described below.

The Company’s executive officers are as follows:

Executive Officers	Title
Travis S. Dalton	Executive Vice President, Chief Client & Services Officer and President, Cerner Government Services
Daniel P. Devers	Executive Vice President, Chief Legal Officer and Secretary
Mark J. Erceg	Executive Vice President and Chief Financial Officer
David T. Feinberg	President and Chief Executive Officer
Jerome Labat	Executive Vice President and Chief Technology Officer
Tracy L. Platt	Executive Vice President and Chief Human Resources Officer
Nasim Afsarmanesh	Executive Vice President and Chief Health Officer

Consideration for Shares Tendered Pursuant to the Offer

If Cerner’s executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, under the terms of the Merger Agreement, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Cerner. As of January 11, 2022, those executive officers and directors of Cerner set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 321,302 Shares (excluding for this purpose Shares underlying Cerner Compensatory Awards (defined below), which are set forth separately in the table below). If the executive officers and directors were to tender all 321,302 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $30.5 million in cash, without interest thereon and subject to any required tax withholding. As indicated below, to the knowledge of Cerner, each executive officer and director of Cerner currently intends to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Cerner Compensatory Awards and the 2001 Cerner Associate Stock Purchase Plan

The discussion below describes the treatment of Cerner Compensatory Awards under the Merger Agreement.

Cerner Compensatory Awards

The Merger Agreement provides that at the Effective Time, the unvested portion of each (1) option to purchase Shares (a “Cerner Stock Option”); (2) share of restricted stock (“Cerner Restricted Stock”); (3) award of time-based restricted stock units of Cerner (“Cerner RSUs”); and (4) award of performance-based restricted stock units of Cerner (“Cerner PSUs,” and together with Cerner Stock Options, Cerner Restricted Stock and Cerner RSUs, the “Cerner Compensatory Awards”) that is outstanding immediately prior to the Effective Time and that is held by a person who is an employee of Cerner or any of its subsidiaries immediately prior to the Effective Time, will be assumed by Oracle and converted automatically at the Effective Time into an option, restricted stock award, restricted stock unit award, or performance unit award, as the case may be, denominated in shares of Oracle common stock. These assumed Cerner Compensatory Awards (the “Assumed Cerner Awards”) will be subject to terms and conditions identical to those in effect at the Effective Time, except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed Cerner Award will be determined by multiplying the number of Shares subject to such Assumed Cerner Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share); and (2) the exercise price or purchase price per Share of each such Assumed Cerner Award, if any, will equal (a) the per Share exercise or purchase price of each such Assumed Cerner Award divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

At the Effective Time, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the Transactions) of each Cerner Compensatory Award that is outstanding immediately prior to the Effective Time (each such award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished in exchange for an amount in cash equal to (1) the product of (a) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time, and (b) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation; plus (2) an amount equal to any dividend equivalent rights payable with respect to such vested portion of the Cashed Out Compensatory Award. Any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Merger Consideration will be cancelled without any consideration.

Any performance metrics relating to any Cerner PSU that, immediately prior to the Effective Time, remain subject to the achievement of such performance metrics either will be deemed achieved at the greater of (1) target levels as of immediately prior to the Effective Time or (2) levels based on actual achievement of pro-rated performance goals through the Effective Time. Any Cerner PSUs that are deemed earned in accordance with the foregoing sentence will then (following the vesting of the Cerner PSU, in whole or in part, pursuant to its terms as a result of the Transactions contemplated by the Merger Agreement) be subject to vesting based on continued service with Cerner, Parent, Oracle or their respective subsidiaries through the originally scheduled vesting dates applicable to such awards.

Cerner Stock Plans

At the Effective Time, Cerner Stock Plans, pursuant to which any Assumed Cerner Awards have been granted, will be assumed by Oracle.

Cerner Corporation 2001 Associate Stock Purchase Plan

After January 1, 2022, no new participants will be admitted into the Cerner Corporation 2001 Associate Stock Purchase Plan, as amended and restated January 1, 2022 (the “ESPP”), and no participant may increase his or her payroll deduction percentages or purchase elections under the ESPP. No new offerings in the ESPP may be made after March 31, 2022. No later than five calendar days before the Offer expires, the ESPP will terminate (subject to the closing of the Merger) and each outstanding purchase period under the ESPP then in progress will terminate, and each participant’s accumulated contributions to the ESPP will be used to purchase Shares as of such time in accordance with the terms of the ESPP (and any funds that remain in participants’ account after such purchase shall be returned to the applicable participants).

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of Cerner’s directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and Cashed Out Compensatory Awards held as of January 11, 2022.

Name	Shares Held (#) (1)	Value of Shares Held ($)(2)	Shares Underlying Vested and Accelerated Cerner Compensatory Awards (#)(3)	Value of Shares Underlying Vested and Accelerated Cerner Compensatory Awards ($)(4)	Shares Underlying Unvested Cerner Compensatory Awards (#)	Value of Shares Underlying Unvested Cerner Compensatory Awards ($) (5)
Non-Employee Directors
Gerald E. Bisbee, Jr.	54,716	5,198,020	3,188	302,860	—	—
Mitchell E. Daniels, Jr.	34,272	3,255,840	3,188	302,860	—	—
Julie L. Gerberding	11,844	1,125,180	3,188	302,860	—	—
Elder Granger	2,768	262,960	5,403	513,285	—	—
John J. Greisch	18,985	1,803,575	4,453	423,035	—	—
Melinda J. Mount	10,072	956,840	4,453	423,035	—	—
George A. Riedel	8,372	795,340	4,453	423,035	—	—
R. Halsey Wise	17,402	1,653,190	4,453	423,035	—	—
William D. Zollars	26,588	2,525,860	3,680	349,600	—	—

Executive Officers
Travis S. Dalton	19,876	1,888,220	24,361	1,661,364	67,511	5,760,680
Daniel P. Devers	10,131	962,445	67,114	2,491,329	34,513	2,689,807
Mark J. Erceg	44,244	4,203,180	—	—	86,408	8,208,760
David T. Feinberg	31,319	2,975,305	—	—	182,778	17,363,910
Jerome Labat	21,946	2,084,870	17,797	1,690,715	68,946	6,549,870
Tracy L. Platt	8,767	832,865	17,501	1,662,595	45,095	4,284,025
Nasim Afsarmanesh (6)	—	—	—	—	—	—

(1)	The numbers shown exclude any Cerner Compensatory Awards.
(2)	The values equal the corresponding number of Shares in the “Shares Held” column multiplied by the Offer Price.
(3)

The numbers shown are the number of Shares underlying outstanding Cerner Compensatory Awards that are (a) with respect to Cerner Stock Options, vested and unexercised as of January 11, 2022 and (b) with respect to other Cerner Compensatory Awards, vested and unsettled as of January 11, 2022, after taking into account any vesting acceleration solely in connection with the consummation of the Transactions (and assuming that Cerner PSUs are earned at 100%, 100%, 116.7% and 100% for awards granted in 2018, 2019, 2020 and 2021, respectively).

(4)

The values equal the corresponding number of Shares in the “Shares Underlying Vested and Accelerated Cerner Compensatory Awards” column multiplied by (a) the Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

(5)

The value was determined by multiplying the corresponding number of Shares in the “Shares Underlying Unvested Cerner Compensatory Awards” column by the (a) Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

(6)	As provided in her offer letter, Ms. Afsarmanesh is expected to receive Cerner Compensatory Awards equity in the first quarter of 2022, which have not yet been granted as of January 11, 2022.

Agreements or Arrangements with Executive Officers of Cerner

The consummation of the Transactions will constitute a “change in control” under agreements with certain of Cerner’s executive officers, which may entitle them to the payments described below in certain circumstances. In addition, pursuant to the below agreements, Cerner’s executive officers other than Mr. Labat and Ms. Afsarmanesh are subject to customary non-competition and non-solicitation provisions that are effective during the term of the executive’s employment and for two years following a termination of employment for any reason.

Severance Arrangements

David T. Feinberg

Pursuant to his employment agreement, if there is a “change in control” of Cerner and within 12 months following the effective date of the change in control Dr. Feinberg’s employment is terminated by Cerner for any reason other than for “cause” or on account of death or disability or Dr. Feinberg resigns for “good reason” (each as defined in his employment agreement), Dr. Feinberg will be entitled to the following severance payments and benefits subject to Dr. Feinberg executing and delivering a severance agreement and release:

•

Severance Pay: two times the sum of (1) Dr. Feinberg’s annual base salary at the time of the termination or resignation (provided, however, that if Dr. Feinberg resigns from employment for good reason within 12 months following the date a change in control becomes effective because of a material reduction in his total target compensation, such severance payments will be based on his annual base salary in effect immediately prior to such reduction), and (2) the average annual cash bonus received during the three-year period immediately preceding the termination or resignation (or such lesser number of year if Dr. Feinberg has not been employed by Cerner for three years). These severance payments will be payable in a lump sum payment.

•

Benefits: payments having an aggregate value equal to 24 times the difference between the monthly COBRA continuation premium cost to cover Dr. Feinberg and his dependents (to the extent covered under Cerner’s health, vision and dental plans on the date of Dr. Feinberg’s termination) and the monthly amount Dr. Feinberg was paying for such coverage at the effective date of his termination, payable pro rata during the 24 months following the termination or resignation.

•	Equity Awards: immediate vesting of all outstanding unvested equity awards granted to Dr. Feinberg under any Cerner equity incentive plans.

Mark J. Erceg and Nasim Afsarmanesh

Pursuant to their Executive Severance Agreements, if there is a “change in control” of Cerner and within 12 months following the effective date of the change in control Mr. Erceg’s or Ms. Afsarmanesh’s employment is terminated by Cerner for any reason other than for “cause” or on account of death or disability or because the executive resigns for “good reason,” then the executive will be entitled to the following severance payments and benefits, subject to his or her executing and delivering a customary severance agreement and release:

•

Severance Pay: two times the sum of (1) the executive’s annual base salary at the time of the termination or resignation (provided, however, that if he or she resigns from employment for good reason within 12 months following the date a change in control of Cerner becomes effective because of a material reduction in his or her total target compensation, such severance payments will be based on annual base salary in effect immediately prior to such reduction), and (2) the average annual cash bonus received during the three-year period (or such lesser number of years employed by Cerner) immediately preceding the termination or resignation. These severance payments will be payable in a lump sum payment.

•

Benefits: payments having an aggregate value equal to 24 times the difference between the monthly COBRA continuation premium cost to cover the executive and his or her dependents (to the extent covered under Cerner’s health, vision and dental plans on the date of termination) and the monthly amount the executive was paying for such coverage at the effective date of his or her termination, payable pro rata during the 24 months following the termination or resignation (Mr. Erceg) or in a lump sum within 60 days following the termination or resignation (Ms. Afsarmanesh).

•	Equity Awards: immediate vesting of all outstanding unvested equity awards granted to the executive under any Cerner equity incentive plans.

Other Executives

The following summary sets forth the potential payments payable to Cerner’s other executive officers: Travis S. Dalton, Daniel P. Devers, Jerome Labat and Tracy L. Platt, upon a qualifying termination of employment in connection with a “change in control” of Cerner under their current employment agreements and Cerner Executive Severance Agreements, as amended or supplemented.

Subject to the executive executing and delivering a customary severance agreement and release, if there is a change in control of Cerner and within 12 months following the effective date of the change in control an executive’s employment is terminated by Cerner for any reason other than for an “ineligible severance event” (which is generally defined as a termination for “cause” or due to death or disability) or the executive resigns for “good reason,” the executive will be entitled to the following severance payments and benefits:

•

Severance Pay: (1) two years’ base salary (based on such executive’s annual base salary at the time of the termination or resignation), and (2) two times the average annual cash bonus received during the three-year period immediately preceding the termination or resignation. These severance payments will be payable in a lump sum payment.

•

Benefits: payments having an aggregate value equal to 24 times the difference between the monthly COBRA continuation premium cost to cover the executive and the executive’s dependents (to the extent covered under Cerner’s health, vision and dental plans on the date of the executive’s termination or resignation) and the monthly amount the executive was paying for such coverage at the effective date of the executive’s termination or resignation, payable pro rata during the 24-months following termination or resignation.

•

Equity Awards: if there is a change in control, (1) for equity awards granted prior to January 1, 2021, 50% of such outstanding and unvested equity incentive awards held by an executive on the date that the change in control becomes effective will be accelerated and the remaining 50% of such unvested equity incentive awards that have not yet vested will become fully vested upon the effective date of the executive’s termination or resignation; and (2) for equity awards granted on or after January 1, 2021, full vesting of such outstanding and unvested equity incentive awards held by an executive only upon the effective date of such executive’s termination or resignation.

Severance Arrangement Waivers

In connection with the Transactions, Dr. Feinberg and Mr. Labat each entered into a waiver agreement that amends the executive’s employment and severance agreements, effective upon the closing of the Transactions. Pursuant to the waiver agreements, each executive agreed to waive any right to voluntarily terminate his employment for “good reason” or “constructive termination” due to a material, adverse change in authority, duties, position or responsibilities or change in reporting structure for a period of 12 months following the closing date of the Transactions (the “Waiver Period”). In addition, if the executive’s employment with Cerner, Parent or any parent, subsidiary or affiliate of Cerner or Parent (collectively, the “Cerner Group”) during the 12-month period following the closing of the Transactions is terminated without cause or for any other reason that constitutes constructive termination or good reason, he will become entitled to receive the payments, vesting acceleration and benefits under his employment or severance agreement for a qualifying termination in connection with a change in control (the “Severance Benefits”), as described in the section captioned “—Agreements or Arrangements with Executive Officers of Cerner—Severance Arrangements.” If the executive remains employed with the Cerner Group through the completion of the Waiver Period, then he will be paid, issued and provided, as applicable, all the Severance Benefits (regardless of whether he remains employed thereafter with the Cerner Group), except that if he continues to stay employed he will not be entitled to any Severance Benefits relating to continued COBRA benefits. Thereafter, he will have no continuing severance rights or entitlements, and no member of the Cerner Group will have any continuing severance obligations to him under his agreement.

Equity Awards

In addition, 50% of the Cerner Compensatory Awards held by the executives that were granted prior to January 1, 2021 will vest upon the closing of the Transaction (which, for Cerner PSUs, will be calculated based on the number of Cerner PSUs earned).

Also, in connection with tax planning efforts, the portion of the Cerner RSUs held by Cerner’s executive officers (which otherwise would have vested prior to June 30, 2022 for all executive officers other than Dr. Feinberg and which otherwise would have vested prior to December 2022 for Dr. Feinberg) were accelerated and vested in 2021.

Agreements or Arrangements with Directors of Cerner

Award agreements underlying Cerner Restricted Stock issued to our non-employee directors provide that, in the event of a “change in control,” any unvested Cerner Restricted Stock will become vested in full upon the effective date of the change in control.

The consummation of the Transactions will constitute a “change in control” for purposes of all unvested Cerner Restricted Stock held by our directors.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement requires Cerner to terminate its 401(k) plan effective as of the business day immediately prior to the Effective Time, unless otherwise directed by Parent at least five business days before the Effective Time. In addition, the Merger Agreement requires Oracle to maintain a 401(k) plan for the benefit of the U.S.-based employees of Cerner and its subsidiaries that will accept rollovers of eligible rollover distributions, including plan loans.

From and after the closing of the Merger (the “Closing Date”), Parent will use reasonable efforts to cause the service prior to the Closing Date of each employee who is continuing employment with the Surviving Corporation or any of its subsidiaries following the Effective Time (a “Continuing Employee”) to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under the applicable compensation, vacation, fringe or other welfare benefit plans, programs, or arrangements (excluding any sabbatical or equity compensation plans, programs, agreements or arrangements) of Oracle, Parent, the Surviving Corporation or any of their respective affiliates (the “Parent Benefit Plans”), in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such Continuing Employee for such purposes under a comparable plan, program or arrangement of Cerner immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits.

In addition, from and after the Closing Date, Parent will use reasonable efforts to cause each Parent Benefit Plan that is an “employee welfare benefit plan” (within the meaning of the Employee Retirement Income Security Act of 1974, as amended) in which any Continuing Employee is or becomes eligible to participate to (1) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such provisions would not have applied or would have been waived under the corresponding plan, program or arrangement of Cerner in which such Continuing Employees participated immediately before such Continuing Employees started participating in such Parent Benefit Plan, except that (a) such limitations for any long-term disability and life insurance benefits and coverage will be waived solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Closing Date, and (b) to the extent such benefit coverage includes eligibility conditions based on periods of employment, the treatment described in the previous paragraph will control; and (2) provide Continuing Employees and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year, and prior to the date, such Continuing Employees commence participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable plan, program or arrangement of Cerner.

As of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Current Executive Officers and Directors of Cerner—Agreements or Arrangements with Executive Officers of Cerner,” no members of Cerner’s current management have entered into any agreement, arrangement or understanding with Oracle, Parent, Purchaser or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. However, as of the date of this Schedule 14D-9, preliminary discussions have occurred between members of Cerner’s current management and representatives of Oracle, Parent, Purchaser or their affiliates with respect to potential such agreements, arrangements or understandings.

Indemnification and Insurance

Cerner has included in its Third Restated Certificate of Incorporation (as amended, the “Charter”) a provision to eliminate the personal liability of its directors for monetary damages arising from a breach of fiduciary duty owed to Cerner or its stockholders to the fullest extent permissible under the DGCL. In addition, the Amended and Restated Bylaws of Cerner (the “Bylaws”) provide that Cerner is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL. Cerner may also be required to advance fees and expenses to any person who was or is a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, arising from his or her services as a director or other officer of Cerner.

Pursuant to authorization by the Board, Cerner has entered into indemnification agreements (“Indemnification Agreements”) with each director and certain officers in which each director and certain officers have a contractual right to (1) indemnification to the fullest extent permitted by applicable law for losses suffered or expenses incurred in connection with any threatened, pending or completed litigation, or other proceeding relating to that person’s service as a director or officer of Cerner, and (2) subject to certain limitations and procedural requirements, the advancement of expenses paid or incurred in connection with such litigation or other proceeding.

This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, the form of which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, Cerner’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of Cerner’s named executive officers that is based on or otherwise relates to the Transactions. The compensation arrangements of Cerner’s named executive officers that are described above are incorporated herein by reference.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating the amounts below, Cerner has assumed:

•	January 11, 2022 as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9);

•

the employment of each named executive officer is terminated by Cerner without “cause” or by the named executive officer for “good reason,” in either case, immediately following the Effective Time (and, with respect to Dr. Feinberg and Mr. Labat, as amended by their waiver agreements); and

•	the value of accelerated vesting of any Cerner Compensatory Award is calculated based on a price per Share equal to the Offer Price of $95.00.

Golden Parachute Compensation

Name (1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
David T. Feinberg	4,500,000	17,363,910	23,218	21,887,128
Mark J. Erceg	3,080,000	8,208,760	37,546	11,326,306
Jerome Labat	2,300,000	8,240,585	18,612	10,559,197
Brent Shafer	4,126,375	16,503,285	16,580	20,646,240

(1)

Cerner’s remaining named executive officers previously separated from Cerner and are not entitled to receive compensation that is based on, or otherwise relates to, the Transactions. Mr. Shafer is Cerner’s former Chief Executive Officer, who continues to provide services to Cerner through October 1, 2022 pursuant to a transition agreement. Under the transition agreement, Mr. Shafer waived his rights to severance payments and benefits pursuant to his original employment agreement, unless Cerner terminates his employment without cause prior to October 1, 2022. Amounts with respect to Mr. Shafer reflect the severance payments and benefits he would be entitled to receive upon such termination of employment without cause.

(2)

Amounts in this column reflect cash severance that each named executive officer would be eligible to receive under his Cerner employment agreement or Executive Severance Agreement in the event of a termination without “cause” or for “good reason,” each as defined in the applicable agreement, on or within 12 months following a change in control (which we refer to herein as a “qualifying termination”), specifically: two times the sum of (1) the named executive officer’s annual base salary plus (2) an average of the last three years cash bonuses paid (or lesser number of years, if not employed by Cerner for three years), paid in a single lump sum payment. Receipt of the foregoing severance payments is subject to the executive’s delivery and non-revocation of a general release of claims in favor of Cerner.

The following table quantifies each separate form of compensation included in the aggregate total reported in this column. The amounts listed in the columns entitled “Base Salary Severance” and “Bonus Severance” are considered to be payable pursuant to “double-trigger” arrangements.

Name	Base Salary Severance ($)	Bonus Severance ($)
David T. Feinberg	1,800,000	2,700,000
Mark J. Erceg	1,400,000	1,680,000
Jerome Labat	1,200,000	1,100,000
Brent Shafer	1,700,000	2,426,375

(3)	Amounts in this column reflect the value of the unvested Cerner RSUs and Cerner PSUs held by the named executive officer that would be paid in connection with the closing of the Transactions.

Pursuant to the Merger Agreement, performance metrics relating to any Cerner PSUs that, immediately prior to the Effective Time, remain subject to the achievement of such performance metrics will be deemed achieved at the greater of (1) target levels as of immediately prior to the Effective Time, or (2) levels based on actual achievement of pro-rated performance goals through the Effective Time. Under the named executive officers’ applicable employment agreement or Executive Severance Agreement, upon a qualifying termination any then-unvested Cerner Compensatory Awards will vest in full. In addition, 50% of the Cerner Compensatory Awards held by the executives that were granted prior to January 1, 2021 will vest upon the closing of the Transaction (which, for Cerner PSUs, will be calculated based on the number of Cerner PSUs earned in accordance with the preceding sentence).

The following table quantifies the number of Shares subject to unvested Cerner RSUs and Cerner PSUs held by the named executive officers, and quantifies the value of such awards based on a price per Share equal to the Merger Consideration. The number of Cerner PSUs are assumed to be earned at 100%, 100%, 116.7% and 100% for awards granted in 2018, 2019, 2020 and 2021, respectively. Depending on when the Effective Time occurs, certain Cerner Compensatory Awards shown in the table may vest in accordance with their terms prior to the Effective Time. Amounts listed in the table below are considered to be payable pursuant to “double trigger” arrangements; however, any Cerner Compensatory Awards granted prior to January 1, 2021 will vest with respect to 50% of the unvested portion of such award upon the closing of the Transaction (which, for Cerner PSUs, will be calculated based on the number of Cerner PSUs earned in accordance with the preceding sentence) and therefore are considered to be payable pursuant to a “single trigger” arrangement.

Name	Accelerated Cerner RSUs (#)	Value of Accelerated Cerner RSUs ($)	Accelerated Cerner PSUs (#)	Value of Accelerated Cerner PSUs ($)
David T. Feinberg	63,909	6,071,355	118,869	11,292,555
Mark J. Erceg	41,912	3,981,640	44,496	4,227,120
Jerome Labat	37,565	3,568,675	49,178	4,671,910
Brent Shafer (a)	18,495	1,757,025	142,280	13,516,600

(a)

In addition, Mr. Shafer holds unvested Cerner Stock Options to purchase 36,402 shares of Cerner’s common stock, 50% of which will accelerate and vest in full upon the closing of the Transaction (i.e., pursuant to a “single trigger” arrangement) and 50% of which would accelerate and vest in full upon a termination without cause (i.e., pursuant to a “double trigger” arrangement), which have an aggregate “in-the-money” value of $1,229,660.

(4)

Under the named executive officers’ applicable employment agreement or Executive Severance Agreement, in the event of a qualifying termination, the executive is entitled to receive payments having an aggregate value equal to 24 times the difference between the monthly COBRA continuation premium cost to cover the executive and his dependents and the monthly amount the executive was paying for such coverage as of immediately prior to the termination, and payable over 24 months following the termination date. Receipt of the foregoing severance benefits is subject to the executive’s delivery and non-revocation of a general release of claims in favor of Cerner.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides that, from and after the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of Cerner and its Subsidiaries pursuant to: (1) each indemnification agreement set forth on the disclosure schedules to the Merger Agreement between Cerner or any of its Subsidiaries and any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Cerner or any of its Subsidiaries (the “Indemnified Parties”), and (2) any advancement or indemnification provision and any exculpation provision set forth in the Charter or the Bylaws as in effect on the date of the Merger Agreement; provided that such obligations shall be subject to any limitation imposed by the certificate of incorporation or bylaws of Cerner and each of its Subsidiaries as in effect on the date of the Merger Agreement and any limitations imposed from time to time under applicable laws. If, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Cerner, any of its Subsidiaries, the Surviving Corporation or Parent, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in clause (1) or (2) above, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

The Merger Agreement provides that, for six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person covered by Cerner’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the amount per annum Cerner paid for its officers’ and directors’ liability insurance policy (the “Current Premium”). The Merger Agreement also provides that if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transaction contemplated by the Merger Agreement; provided, however, that neither Cerner nor any subsidiary of Cerner shall pay more than 250% of the Current Premium for such prepaid policies without the prior written consent of Parent. The Merger Agreement provides that if such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Section 16 Matters

As permitted by the Merger Agreement, the Cerner Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all Cerner equity securities pursuant to the Merger Agreement by any officer or director of Cerner who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Cerner Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Cerner management and its legal and financial advisors, on December 20, 2021, the Cerner Board, among other things, unanimously (1) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Cerner’s stockholders; (2) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and approved the Transactions, including the Offer and the Merger, in accordance with the requirements of Delaware law; (3) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (4) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL (collectively, the “Board Recommendation”).

For the reasons described in more detail below, the Cerner Board unanimously recommends that Cerner’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Cerner Board took into account a number of reasons, described under the caption “—Background of the Transactions; Reasons for the Recommendation of the Cerner Board—Reasons for the Recommendation of the Cerner Board.”

A copy of the joint press release issued by Cerner and Oracle, dated December 20, 2021, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Cerner Board

Background of the Transactions

The following is a description of contacts between representatives of Cerner and representatives of Oracle that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Oracle’s activities relating to these contacts, please refer to Oracle’s Offer to Purchase being mailed to stockholders with this Schedule 14D-9.

The Cerner Board, together with Cerner’s management, periodically reviews and assesses Cerner’s performance, stock price, risks, opportunities and strategy in light of the current business and economic environment, as well as evolving industry dynamics as they may affect Cerner’s long-term strategic goals and plans. As a matter of practice, the Cerner Board and Cerner’s management, together with their legal and financial advisors, regularly review and evaluate a wide range of Cerner’s strategic opportunities for business combinations, acquisitions and other financial and strategic alternatives, including continuing as a standalone company, with a view toward maximizing stockholder value.

In May and June 2021, certain market rumors surfaced regarding a potential unsolicited offer from certain strategic and private equity buyers exploring a take-private acquisition of Cerner. Also in June 2021, the Cerner Board met to discuss these market rumors and representatives of Latham & Watkins led the Cerner Board in a discussion of the Cerner Board’s fiduciary duties under Delaware law, including in the context of responding to any potential unsolicited offer.

In July 2021, a member of Cerner’s management received an email from a private equity sponsor asking for a telephone call. The Chairman of the Cerner Board (the “Cerner Chairman”) and members of Cerner’s management met with a representative of the private equity sponsor via separate telephone calls during which the representative of the private equity sponsor expressed interest in entering into diligence for a potential acquisition of Cerner if Cerner was open to discussions. The Cerner Chairman and members of Cerner’s management each indicated that the Cerner Board and management were focused on hiring a new Chief Executive Officer and pursuing a standalone strategy. The parties did not discuss price, structure or other terms of a potential transaction.

On August 9, 2021, members of Cerner’s management met via telephone call with a representative of the private equity sponsor that previously contacted Cerner to discuss Cerner’s quarterly results for the second quarter that ended June 30, 2021. During the course of the conversation, the representative of the private equity sponsor expressed interest in a potential acquisition of Cerner if Cerner was open to discussions. The members of management again indicated that Cerner was focused on pursuing a standalone strategy. The parties did not discuss price, structure or other terms of a potential transaction.

On August 19, 2021, Cerner announced the appointment of David Feinberg, M.D. as Cerner’s President and Chief Executive Officer and a member of the Cerner Board.

On October 7, 2021, a member of Oracle’s management emailed a member of Cerner’s management, requesting to meet to discuss possible partnerships and other areas of potential tactical or strategic collaboration between the companies. A member of Cerner’s management responded to schedule a call with Oracle’s management the next day.

On October 8, 2021, a member of Cerner’s management and a member of Oracle’s management participated in a telephone call during which the member of Oracle’s management indicated that Oracle would be interested in exploring a potential acquisition of Cerner.

On October 8, 2021, a member of Cerner’s management emailed the Cerner Chairman summarizing Oracle’s October 7, 2021 email and the October 8, 2021 telephone conversation. The Cerner Chairman directed Cerner’s management to continue discussions with Oracle to determine Oracle’s proposed next steps regarding a potential acquisition of Cerner.

On October 11, 2021 and October 22, 2021, members of Cerner’s management met via telephone call with a representative of the private equity sponsor that previously contacted Cerner. The representative of the private equity sponsor inquired whether Cerner had interest in participating in a then-pending competitive process to acquire another healthcare asset. The members of Cerner’s management expressed that Cerner was not interested in engaging in that process.

On October 12, 2021, a member of Cerner’s management and a member of Oracle’s management met via videoconference and the member of Oracle’s management indicated an interest in exploring a potential acquisition of Cerner and requested a call to discuss such interest with a broader group of representatives of Cerner.

On October 13, 2021, members of management of Cerner and Oracle met via videoconference to discuss Oracle’s interest in a potential acquisition of Cerner as well as potential topics for preliminary due diligence discussions.

On October 13, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins present, to consider the inquiries from Oracle. The Cerner Board also engaged in discussions with representatives of Latham & Watkins regarding the Cerner Board’s fiduciary duties under Delaware law when evaluating a potential sale of Cerner. The Cerner Board further discussed the timing and process of engaging financial advisors and Cerner’s stand-alone operating plans and prospects. The Cerner Board then authorized members of management to obtain further information regarding Oracle’s interest, including providing limited due diligence information and access so as to refine Oracle’s level of interest and to obtain an indicative proposal, and to facilitate that, authorized management and Latham & Watkins to negotiate and execute a non-disclosure agreement with Oracle.

On October 15, 2021, Cerner entered into a non-disclosure agreement with Oracle (the “NDA”), which did not contain a standstill provision, and agreed to schedule due diligence calls with Cerner’s management with a focus on Cerner’s technology, key customers and business models and financial matters.

On October 20, 2021 and October 22, 2021, members of Cerner’s and Oracle’s management team participated in a telephone call to discuss Cerner’s technology and key customers.

On October 25, 2021, the Cerner Board met via videoconference, with members of management present, to receive an update on the due diligence sessions with Oracle. Based upon the favorable response of Oracle to the prior diligence sessions, the Cerner Board authorized a third due diligence session regarding business models and financial matters. The Cerner Board also discussed the timing of appointing one or more financial advisors, and concluded that it would make such determination following that diligence session.

On October 26, 2021, members of Cerner’s and Oracle’s management teams participated in a videoconference to discuss Cerner’s business models and financial matters.

On October 29, 2021, Cerner announced its financial results for the third quarter that ended September 30, 2021.

Later on October 29, 2021, members of management of Cerner and Oracle met via telephone call to discuss Cerner’s quarterly results. Following that call, members of Cerner’s management met with the Cerner Chairman via telephone call to update the Cerner Chairman regarding the recent discussions between members of Cerner’s and Oracle’s management.

On October 30, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins present, to discuss the financial diligence meeting with Oracle and the potential of an acquisition proposal from Oracle. The Cerner Board discussed engagement of potential financial advisors. While no decision was made to pursue a sale or other strategic transaction at that time, the Cerner Board believed engagement of advisors was prudent in preparation for a possible acquisition proposal from Oracle. After discussion regarding possible financial advisors and their relative experience and expertise, Goldman Sachs and Centerview were selected by the Cerner Board as financial advisors to Cerner based on Goldman Sachs’ and Centerview’s reputations as financial advisors, Goldman Sachs’ and Centerview’s familiarity with, and experience as financial advisors to, companies in the healthcare information technology industry and Goldman Sachs’ and Centerview’s experience as financial advisors in mergers and acquisitions and other strategic transactions. The Cerner Board’s selection of financial advisors remained conditioned upon Cerner’s management team and Latham & Watkins negotiating acceptable engagement letters for such advisors and evaluation by the Cerner Board of any material relationships disclosures such financial advisors might have. To facilitate the Cerner Board’s potential evaluation of a proposal from Oracle, the Cerner Board also instructed Cerner’s management team to review the financial forecasts contained in Cerner’s long-range plan, including the assumptions underlying those forecasts, and to prepare updated financial forecasts for the Cerner Board’s consideration.

On November 3, 2021, a member of Oracle’s management contacted a member of Cerner’s management via telephone call to inform Cerner that Oracle continued to have interest in a potential transaction with Cerner and that Oracle’s management team planned to discuss the topic with the Oracle Board of Directors at a regular scheduled meeting on November 10, 2021.

On November 12, 2021, a member of Cerner’s management held a telephone call with a representative from Oracle in which Oracle’s representative indicated Cerner would receive a written non-binding proposal to acquire Cerner later that day. Oracle subsequently submitted a non-binding written proposal to acquire Cerner, contemplating an all-cash transaction at a purchase price of $92.00 per Share, together with a request to enter into an exclusivity agreement for exclusive negotiations through December 13, 2021 (the “Initial Proposal”). On November 11, 2021, the closing price of the Shares was $74.63 per Share and the Initial Proposal represented approximately a 23.3% premium to the then-current Share price and approximately a 10.4% premium to Cerner’s 52-week high trading price.

On November 17, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins present, to discuss the Initial Proposal. Representatives of Latham & Watkins led the Cerner Board in a discussion of the Cerner Board’s fiduciary duties under Delaware law, including with respect to the Initial Proposal and discussed certain sale process conditions and the potential regulatory review process. Representatives of Latham & Watkins discussed the terms of the proposed engagement letters with Goldman Sachs and Centerview, including material economic and other terms, and reviewed disclosure of material relationships provided to Cerner by each of Goldman Sachs and Centerview (as described in “Item 4. The Solicitation or Recommendation—Opinions of Cerner’s Financial Advisors”). Following that discussion, the Cerner Board approved the engagement of Goldman Sachs and Centerview on the terms presented and directed management to finalize the engagement letters with Goldman Sachs and Centerview. Cerner’s management then presented five year financial forecasts which the management team had prepared at the Cerner Board’s direction. The Cerner Board asked questions of the management team concerning the financial forecasts and engaged in a discussion, including concerning the key assumptions underlying the financial forecasts and the risks and opportunities that could affect achievement of such forecasts. After this discussion, the Cerner Board approved the forecasts for use by Goldman Sachs and Centerview for purposes of their respective analyses and opinions. The Cerner Board also authorized and directed a member of Cerner’s management to advise Oracle’s management that the Cerner Board was still evaluating the Initial Proposal.

Later on November 17, 2021, a member of Cerner’s management advised Oracle that the Cerner Board was evaluating the Initial Proposal, had engaged financial advisors and would respond ahead of the Thanksgiving holiday.

On November 20, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the Initial Proposal. Representatives of Latham & Watkins led the Cerner Board in a discussion of the Cerner Board’s fiduciary duties under Delaware law when evaluating a potential sale of Cerner, the Initial Proposal and Oracle’s request for exclusivity. Representatives of Latham & Watkins explained how both the transaction process and terms of the definitive transaction agreements with Oracle could facilitate the fulfillment of the Cerner Board’s fiduciary duties. Representatives from Goldman Sachs and Centerview reviewed the terms of the Initial Proposal and presented their preliminary financial analysis of Cerner in the context of the Initial Proposal. The Cerner Board discussed with management and the Cerner Board’s advisors the management forecasts through fiscal year 2026 and extrapolations of such forecasts through fiscal year 2030 based on assumptions considered with the Cerner Board (as described in “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information about Cerner”). The Cerner Board then reviewed, with management and the Cerner Board’s advisors, Cerner’s strategic alternatives, including Cerner’s future prospects on a stand-alone basis (including the risks and opportunities with respect to achieving the Forecasts, as defined in “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information about Cerner”), its potential options with respect to responding to Oracle with regard to the Initial Proposal and the ability to contact other potentially interested counterparties. In that regard, the Cerner Board discussed with management and the Cerner Board’s advisors various considerations and perspectives on other potential buyers that might be interested in, and their ability to make a competitive offer to purchase, Cerner. This discussion addressed potential private equity buyers, including the private equity sponsor that first contacted Cerner in July, and potential strategic buyers. When discussing the potential strategic buyers, the Cerner Board considered the political and regulatory environment for such potential counterparties and the historic market for strategic acquisitions of companies operating in the industries in which Cerner operates. The Cerner Board also discussed with management and the Cerner Board’s advisors the unique challenges that a transaction process with potential private equity buyers could present, including the potential for an extended process timeline increasing risks of leaks, price uncertainty and losing Oracle as a potential buyer. The Cerner Board also discussed with management and the Cerner Board’s advisors the challenges to potential private equity buyers that Cerner’s business plan presents, and the possibility that a transaction of this size could necessitate a consortium of sponsor bidders, increasing the complexity of such a transaction. After discussing the opportunities and risks of engaging with potential private equity buyers through an outreach process, the Cerner Board determined that pursuing a potential sale to a private equity buyer did not compare favorably to pursuing the transaction with Oracle, particularly in light of the speed at which Oracle indicated it would be prepared to proceed with the proposed transaction. The Cerner Board also explored with management and the Cerner Board’s advisors the relative advantages and disadvantages of engaging with potential strategic buyers through an outreach process, including the potential lack of interest from potential strategic buyers, the risk of leaks, the size of the potential transaction and the speed at which Oracle indicated it would be prepared to proceed with the proposed transaction. Based on its review and discussion, the Cerner Board concluded that it would be in the best interests of Cerner and its stockholders to engage further with Oracle without contacting other potential buyers at that time. The Cerner Board also asked directors John Greisch, Melinda Mount, Halsey Wise and William Zollars to act as a working group (the “Transaction Working Group”) to provide additional guidance and oversight to the management team and the Cerner Board’s financial and legal advisors in connection with the transaction process with Oracle. These directors were chosen for their experience and expertise in strategic transactions similar to the proposed Oracle transaction. The Cerner Board did not delegate any formal authority to the Transaction Working Group but directed the Transaction Working Group to make recommendations to the full Cerner Board with respect to Cerner’s strategic alternatives, including the Initial Proposal, when appropriate.

On November 22, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the Initial Proposal and a potential formal response to the Initial Proposal. The Transaction Working Group discussed the advantages and disadvantages of engaging with Oracle based on the Initial Proposal and concluded that it would propose to the Cerner Board that Cerner inform Oracle that the Initial Proposal was insufficient at $92.00 per Share and that Cerner would not enter into exclusivity with Oracle based on the terms of the Initial Proposal, but that Cerner would be open to discussions with Oracle if pricing terms improved materially.

On November 24, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the Initial Proposal, the Transaction Working Group’s recommendations regarding the response to the Initial Proposal and further analysis regarding potential private equity buyers for a potential sale of Cerner. Representatives of Goldman Sachs and Centerview noted that the Transaction Working Group had recommended the proposal described above to present to the Cerner Board regarding Cerner’s response to the Initial Proposal and summarized and explained such proposal to the Cerner Board. The Cerner Board discussed with management and the Cerner Board’s advisors the various considerations and perspectives on potential private equity buyers that were discussed at the November 20, 2021 meeting of the Cerner Board and assumptions regarding such potential private equity buyers’ post-closing capital structure. Representatives of Goldman Sachs and Centerview also provided an updated preliminary financial analysis of Cerner in the context of the Initial Proposal. Following discussion with representatives of Goldman Sachs and Centerview, the Cerner Board authorized and directed a member of Cerner’s management to respond to members of Oracle’s management to inform them that, based upon the Cerner Board’s evaluation of the Initial Proposal with its advisors, the Cerner Board was unwilling to continue discussions or enter into exclusivity based upon the terms of the Initial Proposal, but that the Cerner Board would consider a proposal with materially improved pricing terms. The Cerner Board further authorized and directed the Transaction Working Group to begin considering with Cerner’s legal and financial advisors potential transaction terms, including those related to deal certainty.

Later on November 24, 2021, a member of Cerner’s management contacted a member of Oracle’s management and informed Oracle that the Cerner Board was not prepared to proceed on the terms of the Initial Proposal, but would be willing to consider a materially higher proposal. The member of Oracle’s management stated that the Oracle Board of Directors and Oracle’s management believed that the Initial Proposal fairly valued Cerner and provided a premium to Cerner’s stockholders.

On November 28, 2021, members of Oracle’s management contacted a member of Cerner’s management via telephone and indicated that Oracle was not able to provide a revised proposal without more guidance on a per Share price that would be acceptable to the Cerner Board.

On November 29, 2021, the Transaction Working Group met via videoconference, with members of Cerner’s management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss a formal response to Oracle’s November 28, 2021 telephone call. The Transaction Working Group directed a member of Cerner’s management to reiterate the Cerner Board’s position that it may be willing to proceed on a materially improved offer price, and provide additional guidance that during the Cerner Board meeting on November 24, 2021, the Cerner Board discussed values in the upper $90’s per Share range.

Later on November 29, 2021, a member of Cerner’s management contacted a member of Oracle’s management via telephone and informed the member of Oracle’s management that the Cerner Board was not prepared to proceed on the basis of the Initial Proposal and indicated that during the Cerner Board meeting on November 24, 2021, the Cerner Board discussed values in the upper $90’s per Share range.

On December 1, 2021, Cerner received a non-binding written proposal from Oracle to acquire all of the outstanding Shares for $95.00 per Share, subject to Oracle’s completion of due diligence and Cerner and Oracle entering into an exclusivity agreement provided by Oracle (the “Revised Proposal”). Later that day, a member of Cerner’s management and a member of Oracle’s management discussed the Revised Proposal, and the member of Cerner’s management sought to elicit a higher price per Share from Oracle and discussed whether the Revised Proposal was Oracle’s “best and final offer.” They also discussed certain terms of the potential transaction, including anticipated timing of closing and closing conditions. On November 30, 2021, the closing price of the Shares was $70.45 per Share and the Initial Proposal represented approximately a 35% premium to the then-current Share price and approximately a 15% premium to Cerner’s 52-week high trading price.

Also on December 1, 2021, a member of Oracle’s management called a member of Cerner’s management and advised the member of Cerner’s management that the Revised Proposal was Oracle’s “best and final offer.” The member of Cerner’s management informed the member of Oracle’s management that Cerner would be holding a meeting of the Cerner Board on December 2, 2021 to consider the Revised Proposal.

Also on December 1, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the merits of the Revised Proposal and the telephone calls between a member of Cerner’s management and Oracle’s management during the course of the day. Representatives of Latham & Watkins discussed with the Transaction Working Group potential comments to Oracle’s proposed exclusivity agreement and an amendment to the NDA.

On December 2, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the merits of the Revised Proposal and a potential recommendation for the Cerner Board. Following these discussions, the Transaction Working Group determined to recommend to the Cerner Board to authorize management to engage with Oracle and enter into exclusivity on the terms of the Revised Proposal, subject to negotiation of the exclusivity agreement by representatives of management and Latham & Watkins. The Transaction Working Group further determined to recommend to the Cerner Board to authorize management to communicate to Oracle that at the $95.00 price, a definitive transaction agreement would only be approved and entered into if the parties reach satisfactory terms in respect of closing certainty and other key terms.

Later on December 2, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the Revised Proposal and the Transaction Working Group’s recommended response to the Revised Proposal. A member of management provided a summary of the recent discussions with Oracle and Oracle’s delivery of the Revised Proposal. Representatives of Goldman Sachs and Centerview provided a preliminary financial analysis of Cerner updated for the Revised Proposal. Representatives of Latham & Watkins led the Cerner Board in a discussion of certain regulatory considerations related to a proposed sale to Oracle and of certain terms that the Cerner Board could consider to increase closing certainty. The Cerner Board discussed with management and the Cerner Board’s advisors the possibility of contacting potential buyers other than Oracle and the likelihood that potential buyers would make acquisition proposals after the signing of a definitive transaction agreement. Following that discussion, the Cerner Board concluded that it would be in the best interests of Cerner and its stockholders to engage further with Oracle without contacting other potential buyers. The Cerner Board then authorized and directed a member of Cerner’s management to respond to Oracle’s Revised Proposal that at the $95.00 price, a definitive transaction agreement would only be approved and entered into if the parties reach satisfactory terms in respect of closing certainty and other key terms. The Cerner Board also authorized entering into an exclusivity agreement with Oracle through December 20, 2021 on terms to be negotiated by Cerner’s management and representatives of Latham & Watkins and to begin due diligence. The Cerner Board also authorized and directed the Transaction Working Group to coordinate with management and Cerner’s advisors to consider the terms of the definitive transaction documents that Cerner should prioritize in the course of negotiations with Oracle.

Later on December 2, 2021, and following the Cerner Board meeting, a member of Cerner’s management contacted Oracle’s management via telephone call and responded to the Revised Proposal in accordance with the Cerner Board’s direction, and a member of Cerner’s management subsequently delivered Cerner’s comments to the exclusivity agreement and a draft amendment to the NDA.

On December 3, 2021, Oracle’s management delivered their comments to Cerner’s draft of the exclusivity agreement and amendment to the NDA. Oracle’s management also provided management of Cerner with an initial diligence request list covering key functional areas.

Also on December 3, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the open points of negotiation related to the exclusivity agreement and amendment to the NDA.

On December 4, 2021, after further discussions between Cerner’s management and Oracle’s management, Cerner and Oracle entered into an amendment to the NDA, effective as of December 4, 2021, which did not include a standstill provision (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cerner, Parent, Purchaser and Oracle—Confidentiality Agreement for a summary of the terms of the NDA”). The same day, Cerner entered into an exclusivity agreement with Oracle whereby Cerner granted exclusivity to Oracle until the close of business on December 20, 2021.

Also on December 4, 2021, members of Cerner’s management and representatives of Oracle met via videoconference to provide an overview of Cerner, discuss the due diligence process and share materials relating to the due diligence process.

On December 6, 2021, the Transaction Working Group met via videoconference, with members of Cerner’s management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss potential approaches to key terms of the definitive transaction agreement for a sale of Cerner, with a focus on closing certainty, flexibility to operate the business between signing and closing, and deal protection terms.

On December 6, 2021, Cerner provided representatives of Oracle and its counsel, Hogan Lovells US LLP (“Hogan Lovells”), with access to a virtual data room, which contained due diligence materials related to Cerner.

From December 6, 2021 until December 20, 2021, Oracle continued its due diligence process and Oracle and Cerner engaged in extensive due diligence presentations and discussions covering a variety of topics.

On December 7, 2021, Cerner’s management and key functional teams met via video conference with members of Oracle’s management and presented a corporate overview of Cerner.

On December 7, 2021 and December 8, 2021, the Transaction Working Group met via videoconference with representatives from Latham & Watkins and certain other advisors to discuss certain non-executive employee matters. On December 8, 2021 and December 9, 2021, Cerner’s management and Oracle’s management met to engage in due diligence sessions on a variety of topics.

On December 9, 2021, the Cerner Board met in-person at Cerner’s headquarters in Kansas City, Missouri and via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present. The Cerner Chairman provided an update regarding recent Transaction Working Group meetings, including their discussions with the Cerner Board’s legal and financial advisors. A member of Cerner’s management led the Cerner Board in a discussion of Oracle’s due diligence to date. Representatives of Goldman Sachs and Centerview provided an overview of the engagement with Oracle to date, including Oracle’s due diligence review. Representatives of Latham & Watkins led the Cerner Board in a discussion of (i) the regulatory framework and anticipated timing for transaction review and (ii) the key terms of the anticipated definitive transaction agreement relating to closing certainty. The Cerner Board discussed with the Cerner Board’s legal and financial advisors certain regulatory considerations and the best means of enhancing closing certainty in light of market precedent. The Cerner Board also considered the importance of preserving operational flexibility in the definitive transaction agreement. Representatives of Latham & Watkins also led the Cerner Board in a discussion of certain potential transaction terms that could permit a post-signing market check, including the possibility that a third-party could make an acquisition proposal after the signing of the definitive transaction agreement. After discussion with representatives of Latham & Watkins, Goldman Sachs and Centerview, the Cerner Board directed Latham & Watkins to propose a 45 day go-shop provision with a corresponding fiduciary termination fee payable by Cerner of 1.5% of Cerner’s equity value, a post-go shop fiduciary termination fee payable by Cerner equal to 2% of Cerner’s equity value, provisions related to Cerner’s interim operating covenants and provisions to address closing certainty in the definitive transaction agreement. Latham & Watkins then also reviewed with the Cerner Board, based on prior Oracle transactions, other likely key terms of the definitive transaction agreements to be negotiated. Following these discussions, the Cerner Board directed the Transaction Working Group to work with management and Cerner’s legal and financial advisors to prepare to respond to a proposed form of definitive transaction agreement from Oracle and related negotiations based upon the Cerner Board’s views presented in the meeting. The Cerner Board then reviewed and approved the work of the Transaction Working Group in respect of certain non-executive employee matters.

On December 10, 2021, members of Cerner’s management and Oracle’s management met via telephone call to conduct additional finance and accounting due diligence.

On December 11, 2021, members of Oracle’s management delivered an initial draft of the Merger Agreement to Cerner’s management. Oracle’s initial draft provided for a tender offer structure and included, among other things, restrictions on Cerner’s ability to solicit or negotiate alternative acquisition proposals (with a customary fiduciary exception permitting Cerner to negotiate unsolicited superior proposals under certain circumstances), a fiduciary termination fee payable by Cerner equal to 4% of Cerner’s equity value, a covenant requiring Cerner to operate its business in the ordinary course consistent with past practice, limitations on Oracle’s regulatory related obligations, and a six-month outside termination date with two three-month extensions at Oracle’s sole option.

On December 12, 2021, members of Cerner’s management and Oracle’s management met via telephone call to conduct additional financial and accounting due diligence.

On December 13, 2021, the Transaction Working Group met via videoconference, with management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss Oracle’s initial draft of the Merger Agreement.

Later on December 13, 2021, a member of Oracle’s management delivered to Cerner’s management and representatives of Latham & Watkins an initial draft of the form Tender and Support Agreement, which Oracle requested all directors and certain executive officers execute in their capacity as Cerner stockholders. The directors and executive officers of Cerner collectively beneficially held less than 1% of the Shares. The Tender and Support Agreement obligates the signatories to tender their Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement.

On December 15, 2021, members of Cerner’s management had a telephone call with members of Oracle’s management to discuss Oracle’s initial draft of the Merger Agreement. Cerner’s management reiterated to Oracle’s management that the Cerner Board viewed the Revised Proposal holistically and that the $95.00 per Share price must also be viewed in terms of Merger Agreement terms, particularly as they relate to deal certainty.

On December 15, 2021, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of Hogan Lovells, which proposed a number of changes to the initial draft circulated by Oracle, including those approved by the Cerner Board at the December 9, 2021 meeting of the Cerner Board. Later on December 15, 2021, members of Cerner’s and Oracle’s management and representatives of Latham & Watkins and Hogan Lovells engaged via videoconference in discussion and negotiation of the key terms in the draft Merger Agreement, including deal protections, termination fees, Cerner’s interim operating covenants, Oracle’s regulatory-related obligations and the outside termination date.

On December 16, 2021, representatives of Latham & Watkins and Hogan Lovells and a member of Oracle’s management met via videoconference to continue to negotiate key terms in the draft Merger Agreement.

Also on December 16, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the status of negotiations with Oracle regarding the Merger Agreement and the article published in The Wall Street Journal that evening reporting that Cerner was in discussions to be acquired by Oracle.

On December 17, 2021, members of Cerner’s management and Oracle’s management met via telephone call to discuss the operation of Cerner’s business in the interim period, and related interim operating covenants proposed by Oracle in the draft Merger Agreement.

On December 17, 2021, representatives of Hogan Lovells delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins, which reflected Oracle’s positions with respect to, among other things, deal protections, Cerner’s interim operating covenants, Oracle’s regulatory-related obligations and the outside termination date, did not include a “go-shop” and included a fiduciary termination fee payable by Cerner equal to 3.5% of Cerner’s equity value.

On December 17, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to provide an update on negotiations with Oracle. Representatives of Latham & Watkins led the Cerner Board in a discussion of the negotiation sessions held with Oracle and its advisors on December 15, 2021 and December 16, 2021, the key open items in the Merger Agreement and Oracle’s positions in the revised draft of the Merger Agreement received earlier that day, and the Cerner Board provided feedback to Latham & Watkins on the key open items. Representatives of Goldman Sachs and Centerview then discussed the impact of The Wall Street Journal story on the status of negotiations. Members of Cerner’s management advised that after discussion with representatives of Latham & Watkins and the financial advisors, and the Transaction Working Group, it was determined that no public response was legally required or commercially desirable.

On December 17, 2021, a member of Cerner’s management received a brief, unsolicited email from an employee at a strategic company to express an interest in exploring strategic options with Cerner. The unsolicited email did not include a formal offer and did not reference price, structure or other terms.

On December 17, 2021 and December 19, 2021, members of Oracle’s management met via telephone call with members of Cerner’s management and discussed certain members of Cerner’s management waiving certain rights to terminate employment for “good reason” within 12 months after an acquisition (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Cerner—Severance Arrangement Waivers”).

Later on December 17, 2021, the Transaction Working Group met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to discuss the unsolicited email received from the strategic company. Members of Cerner’s management read the email to the Transaction Working Group and discussed whether the email should change Cerner’s strategy to pursue a transaction with Oracle. Representatives of Latham & Watkins provided a summary of the exclusivity agreement entered into with Oracle and explained that the exclusivity agreement precluded the Cerner Board from engaging with the strategic company until December 20, 2021. The Transaction Working Group discussed and assessed the credibility of the inquiry, including the level of seniority of its sender and the absence of price, structure or other terms, the potential for a transaction with the strategic company to pose additional regulatory uncertainty as compared to a transaction with Oracle and the substantial likelihood that engaging with the strategic company would delay or impede a transaction with Oracle. Representatives of Goldman Sachs and Centerview also discussed with the Cerner Board the significant financial resources of the strategic company, and whether the strategic company would be interested in acquiring Cerner as a whole. The Transaction Working Group also considered that the strategic company or any other third-party could make an unsolicited acquisition proposal following the execution of the Merger Agreement which the Cerner Board could consider in accordance with its rights under the Merger Agreement.

Later on December 17, 2021, a member of Cerner’s management informed a member of Oracle’s management of the unsolicited email received from the strategic company.

On December 18, 2021, representatives of Hogan Lovells delivered an incremental revised draft of the Merger Agreement, which only included changes to the representations and warranties, to representatives of Latham & Watkins.

Also on December 18, 2021, the Cerner Board met via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present. Representatives of Latham & Watkins reviewed the proposed terms of the Merger Agreement and highlighted key terms that the parties were continuing to negotiate and provided an update on the remaining open work streams with respect to the transaction. A member of Cerner management read the unsolicited email received from the strategic company to the Cerner Board. Representatives of Latham & Watkins reviewed with the Cerner Board its fiduciary duties in the evaluation of unsolicited indications of interest from third-parties, including the strategic company, and explained that the terms of the exclusivity agreement precluded the Cerner Board from engaging in discussions with the strategic company until December 20, 2021. The Cerner Board discussed with its advisors the advantages and disadvantages of engaging in discussions with the strategic company further in regard to its unsolicited email, including the factors considered by the Transaction Working Group. Following the discussion, the Cerner Board determined not to seek a waiver from Oracle to facilitate inquiries to the strategic buyer, but reserved the option of starting a dialogue at the end of the exclusivity period should the Oracle negotiations not conclude successfully. No other potential bidders contacted Cerner between the publishing of The Wall Street Journal article and execution of the Merger Agreement.

Also on December 18, 2021, representatives of Latham & Watkins and Hogan Lovells and a member of Oracle’s management met via telephone call to continue to negotiate the draft Merger Agreement.

Late in the evening on December 18, 2021, representatives of Latham & Watkins delivered an updated revised draft of the Merger Agreement to representatives of Hogan Lovells, which included a number of changes from Oracle’s recent draft relating to closing certainty.

On December 19, 2021, the Transaction Working Group met throughout the day via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins present, to provide updates on negotiations with Oracle and provide guidance to management and the advisors.

On December 19, 2021 and December 20, 2021, representatives of Latham & Watkins and Hogan Lovells exchanged drafts of the Tender and Support Agreement.

In the evening of December 19, 2021 and on December 20, 2021, representatives of Latham & Watkins and Hogan Lovells exchanged drafts of the Merger Agreement and met via telephone and videoconference with management of Cerner and Oracle to negotiate and resolve all of the open terms of the Merger Agreement. As part of this resolution, the parties agreed that the fiduciary termination fee payable by Cerner would be equal to $950,000,000, or approximately 3.4% of the equity value of Cerner.

Early in the morning of December 20, 2021, the Cerner Board held a meeting via videoconference, with members of management and representatives of Latham & Watkins, Goldman Sachs and Centerview present, to consider approval of the proposed Merger Agreement with Oracle and the transactions contemplated thereby. Also at the meeting:

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representatives of Latham & Watkins reviewed with the Cerner Board its fiduciary duties under Delaware law in evaluating the proposed transaction. Representatives of Latham & Watkins noted that the Cerner Board had worked closely with its outside advisors to carefully consider Oracle’s offer and strategic alternatives to the offer, including the possibility of negotiating a transaction with another third-party and remaining a stand-alone entity. They further noted that following the December 16, 2021 article in The Wall Street Journal, Cerner only received one inbound inquiry. They also noted that the Cerner Board could consider certain unsolicited acquisition proposals after signing until the tender offer closed, and the terms of the Merger Agreement concerning consideration of post-signing unsolicited acquisition proposals were again reviewed with the Cerner Board;

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management and representatives of Latham & Watkins reviewed with the Cerner Board the negotiations with Oracle’s representatives and the revised terms and conditions of the proposed Merger Agreement and provided a summary of the proposed terms of the Merger Agreement, the form of which had been provided to the Cerner Board in advance of the meeting, and Latham & Watkins noted changes from the form provided during the most recent discussions;

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representatives of Latham & Watkins reviewed with the Cerner Board the revised terms and conditions of the Tender and Support Agreement and provided a summary of the proposed terms of the Tender and Support Agreement, the form of which had been provided to the Cerner Board in advance of the meeting;

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representatives of Goldman Sachs reviewed with the Cerner Board Goldman Sachs’ financial analysis of the $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of the Shares, and rendered to the Cerner Board Goldman Sachs’ oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 20, 2021, that, subject to the factors and assumptions set forth therein, the $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders; and

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representatives of Centerview reviewed with the Cerner Board Centerview’s financial analysis of the $95.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) and rendered to the Cerner Board Centerview’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 20, 2021, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $95.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sachs’ opinion and Centerview’s opinion, please see below in “Item 4. The Solicitation or Recommendation—Opinions of Cerner’s Financial Advisors—Opinion of Centerview Partners LLC and Opinion of Goldman Sachs & Co. LLC.”

The Cerner Board considered various reasons to approve the Merger Agreement and the transactions contemplated thereby, including certain countervailing factors. For a description of the various reasons and factors considered by the Cerner Board, please see below under the heading “Reasons for Recommendation of the Cerner Board.” After discussions with its financial and legal advisors and members of Cerner’s management, and in light of the reasons and factors considered, the Cerner Board (i) determined and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Cerner’s stockholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and all other actions or matters necessary or appropriate to give effect to the foregoing and approved the execution and delivery of the Merger Agreement, (iii) elected to consummate the Merger pursuant to Section 251(h) of the DGCL, (iv) approved the Tender and Support Agreements, and (v) recommended that Cerner’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later in the morning of December 20, 2021, prior to the stock market opening, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement was executed and, shortly after the stock market opening, Cerner and Oracle each issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Cerner Board

In evaluating the Merger Agreement and the Transactions, the Cerner Board consulted with Cerner management and the Cerner Board’s outside legal counsel, Latham & Watkins LLP, and its financial advisors, Goldman Sachs & Co. (“Goldman Sachs”) and Centerview Partners (“Centerview”). In the course of reaching the Board Recommendation, the Cerner Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Cerner Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Cerner Board recommends that Cerner’s stockholders tender their Shares in the Offer:

•	Offer Price. The Cerner Board considered:

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the fact that the Offer Price represents a 19.5% premium to the trading price at which the Shares closed on December 16, 2021, the last trading day before public speculation and market rumors that Cerner was potentially the subject of an acquisition transaction involving Oracle;

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the fact that the Offer Price represents a 21.4% premium to the price at which the Shares closed on November 3, 2021, 30 trading days before the execution by Cerner and Oracle of the Merger Agreement; and

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the course of negotiations between Cerner and Oracle, which resulted in an increase in the price per share that Oracle was willing to pay to acquire Cerner of $3.00 per share (from $92.00 per share initially proposed by Oracle to $95.00 per share), and the Cerner Board’s belief that it had obtained Oracle’s best and final offer, and that the Offer Price represented the highest per Share consideration reasonably obtainable.

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Cerner’s Operating and Financial Condition and Prospects. The Cerner Board considered the current and historical financial condition, results of operations, business and prospects of Cerner, as well as

Cerner’s financial plan and prospects and risks if Cerner were to remain an independent company and the potential impact of those factors on the results of operations and trading price of the Shares (which was not feasible to quantify numerically).

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Potential Strategic Alternatives. The Cerner Board considered (1) the possible alternatives to the acquisition by Oracle, including the alternatives considered as described in “—Background of the Transactions” and the possibility of continuing to operate Cerner as a standalone entity and the desirability and perceived risks of that alternative, including those of the type and nature described under Risk Factors in Cerner’s Form 10-K for the year ended December 31, 2020, and the possibility of alternative offers to acquire Cerner, (2) the potential benefits to Cerner’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, and (3) the Cerner Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for Cerner to create greater value for Cerner’s stockholders than the Offer and the Merger, taking into account execution risks of Cerner’s standalone plan, as well as business, competitive, political, financial, industry, market and other risks.

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Risks Relating to Remaining a Standalone Company. The Cerner Board considered Cerner’s prospects and risks if Cerner were to remain an independent company. The Cerner Board considered Cerner’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Cerner’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Cerner Board were:

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the challenges faced by the healthcare industry and the healthcare information technology (“HCIT”) industry, which could impact material growth in Cerner’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to a complex regulatory and political regimes and an evolving pricing environment;

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the challenges associated with a rapidly evolving technological environment, cyber-security and information technology risks, customer satisfaction obligations, and operating and product-related risks;

•	the challenges associated with achieving growth in an increasingly competitive environment, including product development and long sales cycles;

•	the challenges associated with the attraction and retention of key personnel, particularly qualified technical personnel;

•	the risks inherent in the government contracting environment, including burdensome contracts, significant regulation and uncertainty relating to the political climate and appropriations;

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achieving Cerner’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the healthcare industry generally, and the difficulty of finding suitable acquisition targets at reasonable prices to accelerate Cerner’s growth and enter new markets;

•	Cerner’s ability to achieve revenue growth and improve profitability, and the execution risks of achieving those goals;

•	uncertainty relating to the COVID-19 outbreak and its impact on Cerner’s business, the healthcare industry and the HCIT industry; and

•	other risks and uncertainties discussed in Cerner’s public filings with the SEC.

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Certainty of Value. The Cerner Board considered the fact that the Offer Price is entirely cash, which provides liquidity and certainty of value to Cerner’s stockholders compared to remaining an independent standalone company or any transaction in which Cerner’s stockholders would receive shares of an acquirer’s stock. The Cerner Board weighed the certainty of realizing a compelling value for the Shares against the uncertain prospect that the trading value for the Shares would approach the Offer Price in the foreseeable future. Based upon its knowledge of, and familiarity with, Cerner’s historical and current business, operations, prospects, business strategy, competitive position, long-term financial plan and related execution risks, and the healthcare industry and the HCIT industry generally, the Cerner Board believed this certainty of value was compelling compared to the long-term value creation potential of Cerner’s business, taking into account the risks of remaining independent and pursuing Cerner’s current business and financial plans, including the risks and uncertainties associated with Cerner’s business described above and the other risks and uncertainties discussed in Cerner’s public filings with the SEC.

•	Analyses and Opinions of Financial Advisors.

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Goldman Sachs – The Cerner Board considered the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated December 20, 2021, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Offer Price of $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below in “—Opinion of Goldman Sachs & Co. LLC,” beginning on page 30 and Annex A of this Schedule 14D-9;

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Centerview – The oral opinion of Centerview rendered to the Cerner Board on December 20, 2021, which was subsequently confirmed by delivery of a written opinion dated December 20, 2021 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than (i) Dissenting Shares (as defined in the Merger Agreement) and (ii) Shares held, immediately prior to the Effective Time, by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Cerner or Parent, “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC.”

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Regulatory Approvals. The Cerner Board consulted with its advisors and considered the regulatory clearances that would be required as conditions to the consummation of the Offer and the prospects and anticipated timing of obtaining those clearances, the obligation of Oracle and Cerner to use reasonable best efforts to obtain such clearances, including to contest on the merits through litigation any objections to the Transactions raised by regulatory authorities, and the extensive time allowed under the Merger Agreement to resolve any issues raised by regulatory authorities in order to obtain the required regulatory clearances.

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No Financing Condition. The Cerner Board considered the representation made by Parent in the Merger Agreement that, as of the Closing Date, Parent will have sufficient funds to pay the amounts required to be paid under the Merger Agreement and the covenant of Oracle in the Merger Agreement to cause such funding to be made to Purchaser, and the fact that the Offer and the Merger are not subject to a financing condition.

•

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Cerner Board considered the provisions of the Merger Agreement and determined that such provisions would enable consideration, and acceptance, of certain competing acquisition proposals. In this regard, the Cerner Board considered, among other things, (1) the ability of Cerner under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to result in an offer that is superior to the Offer and the Merger; (2) the ability of the Cerner Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior proposal; (3) Cerner’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal; (4) the respective termination rights of Cerner and Oracle and the $950,000,000 termination fee payable by Cerner under certain circumstances (which the Cerner Board believed was reasonable, including relative to termination fees in transactions of a similar size); and (5) the fact that the provisions of the Merger Agreement summarized above in (1)-(4) remain in effect until the Offer is consummated or the Merger Agreement is terminated.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Merger. The Cerner Board considered that the consummation of the Offer is conditioned upon a number of matters, including, stockholders tendering and not validly withdrawing a sufficient number of Shares such that Oracle will own at least a majority of the outstanding Shares immediately prior to the time at which Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”). The Cerner Board considered that the consummation of the Merger contemplated by the Merger Agreement would take place promptly following consummation of the Offer pursuant to Section 251(h) of the DGCL.

•

Tender Offer Structure; Timing of Completion. The Cerner Board considered the anticipated timing of the consummation of the Transactions, given the structure of the Merger as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL. The Cerner Board considered that the potential, absent extended regulatory review and potential challenges by regulators, for closing the Transactions in a relatively short timeframe could also reduce the amount of time in which Cerner’s business would be subject to the potential uncertainty of closing and related disruption.

•

Extension of Offer Period. The Cerner Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer to the six month anniversary of the Merger Agreement, and be required to further extend it up to 12 more months dependent upon circumstances if at any scheduled expiration date of the Offer any regulatory-related condition to the Offer has not been satisfied or waived (to the extent so waivable by Parent or Purchaser). The Cerner Board also considered that, subject to the termination rights set forth in the Merger Agreement, on the 18 month anniversary of the Merger Agreement, (1) Parent may choose to extend the Offer six more months if any regulatory-related condition to the Offer has not been satisfied or waived (to the extent so waivable by Parent or Purchaser), and (2) the Company will have the right to require Purchaser to extend the Offer six more months under certain circumstances if a regulatory-related judicial or administrative proceeding is pending.

•

Appraisal Rights. The Cerner Board considered the availability of statutory appraisal rights to Cerner’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Business Reputation of Oracle. The Cerner Board considered the business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the Cerner Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Cerner Board also considered the following material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Cerner management and the Cerner Board:

•

the fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of Cerner, restricted Cerner’s ability to solicit or engage as to bids from other potential buyers during the period of exclusivity;

•

the fact that the Merger Agreement precludes Cerner from actively soliciting alternative transaction proposals and requires payment by Cerner of a $950,000,000 termination fee to Oracle under certain circumstances, including in the event that the Merger Agreement is terminated by Cerner to accept a superior proposal;

•

the fact that the consummation of the Offer is conditioned on there having been validly tendered into and not withdrawn from the Offer a number of Shares that represents a majority of the Shares that are issued and outstanding immediately prior to the Acceptance Time;

•

the possibility that the Offer and the Merger might not be consummated for an extended period of time, the fact that the Merger Agreement imposes restrictions on the operations of Cerner during the interim period between the execution of Merger Agreement and the consummation of the Offer and the Merger, the effect of those restrictions on Cerner’s operations and performance during that, potentially extended, interim period, and the possibility that those restrictions could delay or prevent Cerner from pursuing some business opportunities that may arise during that time;

•

the possibility that the Offer and the Merger might not be consummated, and the fact that if they are not consummated: (1) Cerner’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) Cerner will have incurred significant transaction expenses and opportunity costs; (3) Cerner’s relationships with its customers, key partners, employees and other third parties may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the market’s perceptions of Cerner and its prospects could be adversely affected; and (6) Cerner’s business may be subject to significant disruptions and decline;

•

the effect of the public announcement of the Merger Agreement, including effects on Cerner’s relationships with its customers and other business relationships and Cerner’s ability to attract and retain key management and personnel, particularly given the possibility of an extended interim period until the consummation of the Offer and the Merger;

•

the risk that the parties may not receive the necessary regulatory approvals or clearances to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Cerner Board in reaching its conclusions and recommendations is not exhaustive, but rather includes the material reasons and factors considered by the Cerner Board. In view of the wide variety of reasons and factors considered, the Cerner Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Cerner Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Cerner Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions. In considering the reasons and factors described above, individual directors may have given different weight to different factors.

Executive Officer and Director Arrangements Following the Merger

Except with respect to the waiver agreement described above, although as of the date of this Schedule 14D-9 none of Cerner’s current directors or executive officers have entered into any agreements or arrangements with Oracle, Cerner or their respective affiliates regarding continued service with Oracle, Cerner or their respective affiliates after the Effective Time, it is possible that Oracle, Cerner or their respective affiliates may enter into employment or other arrangements with Cerner’s management in the future.

Opinions of Cerner’s Financial Advisors

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Cerner Board, Goldman Sachs rendered to the Cerner Board its oral opinion, subsequently confirmed in its written opinion dated December 20, 2021, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Offer Price of $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 20, 2021, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cerner Board in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Cerner for the five fiscal years ended December 31, 2020;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cerner;

•	certain other communications from Cerner to its stockholders;

•	certain publicly available research analyst reports for Cerner; and

•

certain internal financial analyses and forecasts for Cerner prepared by its management as approved for Goldman Sachs’ use by Cerner (referred to in this section as the “Forecasts” and which are summarized in the section entitled “—Certain Prospective Financial Information about Cerner” beginning on page 43 of this Schedule 14D-9).

Goldman Sachs also held discussions with members of the senior management of Cerner regarding their assessment of the past and current business operations, financial condition and future prospects of Cerner; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Cerner with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the health care information technology industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Cerner, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of Cerner, that the Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Cerner. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cerner or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the

Transactions would be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the proposed Transactions would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Cerner to engage in the proposed Transactions, or the relative merits of the proposed Transactions as compared to any strategic alternatives that may be available to Cerner; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Cerner or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Oracle and its affiliates) of Shares, as of the date of the opinion, of the Offer Price of $95.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or proposed Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Cerner; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cerner, or class of such persons, in connection with the Transactions, whether relative to the Offer Price of $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on Cerner, Oracle, Parent or the Transactions, or as to the impact of the Transactions on the solvency or viability of Cerner, Oracle or Parent or the ability of Cerner, Oracle or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Cerner Board in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Cerner Board in connection with Goldman Sachs’ rendering to the Cerner Board of the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 17, 2021, the last completed trading day before public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Implied Premia and Multiples

Goldman Sachs calculated the implied premia represented by the Offer Price of $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Merger Agreement, relative to:

•	$89.77, the closing price of the Shares on December 17, 2021, the last trading day before Goldman Sachs rendered its opinion;

•	$79.49, the closing price of the Shares on December 16, 2021, the last trading day before The Wall Street Journal reported Oracle was in discussions to acquire Cerner;

•	$83.30, the highest closing trading price of the Shares over the 52-week period ended December 16, 2021 (the “52-Week High”);

•	$74.67, the volume weighted average price (“VWAP”) of the Shares over the 30-day period ended December 16, 2021 (the “30-Day VWAP”); and

•	$74.63, the closing price of the Shares on November 11, 2021, the last trading day prior to Oracle’s initial proposal to acquire Cerner.

The results of these calculations and comparisons are as follows:

Reference Price Per Share:	Implied Premium Represented by the Offer Price of $95.00 in Cash Per Share
December 17, 2021 Closing Price of $89.77	5.8%
December 16, 2021 Closing Price of $79.49	19.5%
52-Week High of $83.30	14.0%
30-Day VWAP of $74.67	27.2%
November 11, 2021 Closing Price of $74.63	27.3%

In addition, Goldman Sachs calculated an implied equity value of Cerner by multiplying the Offer Price of $95.00 per Share by the total number of fully diluted Shares outstanding as of December 16, 2021, calculated using equity information provided by Cerner’s management and the treasury stock method. Goldman Sachs then calculated an implied enterprise value of Cerner by adding to the implied equity value it calculated Cerner’s net debt as of November 30, 2021 (calculated as debt less cash and cash equivalents), as provided by Cerner’s management.

Using the foregoing, Goldman Sachs calculated the following multiples:

•

The implied enterprise value for Cerner as a multiple of the adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) of Cerner for the 12 month period ended September 30, 2021 (referred to in the table below as “LTM (30-Sep-21)”), as reflected in Cerner’s public filings.

•

The implied enterprise value for Cerner as a multiple of the estimated Adjusted EBITDA of Cerner for calendar years 2021, 2022 and 2023 (referred to in the table below as “2021E Adjusted EBITDA,” “2022E Adjusted EBITDA” and “2023E Adjusted EBITDA,” respectively), as reflected in the Forecasts.

The results of these calculations and comparisons are as follows:

Implied Enterprise Value as a Multiple of:	Multiples
LTM (30-Sep-21)	15.6x
2021E Adjusted EBITDA	15.3x
2022E Adjusted EBITDA	14.0x
2023E Adjusted EBITDA	13.0x

Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of Cerner to derive a range of illustrative present values per Share.

Using discount rates ranging from 6.25% to 7.75%, reflecting estimates of Cerner’s weighted average cost of capital, Goldman Sachs derived a range of illustrative enterprise values for Cerner, by discounting to present value as of November 30, 2021 (1) estimates of the unlevered free cash flows to be generated by Cerner for the period from 2021 through 2030, as reflected in the Forecasts, and (2) a range of illustrative terminal values for Cerner as of December 31, 2030, calculated by applying perpetuity growth rates ranging from 1.75% to 2.5% to the estimate of the terminal year unlevered free cash flow of Cerner, as reflected in the Forecasts (which analysis implied exit terminal year LTM EBITDA multiples ranging from 8.4x to 13.6x). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including Cerner’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for Cerner, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for Cerner by adding the ranges of present values it calculated for the unlevered free cash flow and illustrative terminal values, as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived Cerner’s net debt as of November 30, 2021 (calculated as debt less cash and cash equivalents) as provided by Cerner’s management, to derive a range of illustrative equity values for Cerner. Goldman Sachs then divided the range of illustrative equity values by the implied total number of fully diluted Shares as of December 16, 2021, based on the derived range of illustrative equity values, and calculated using equity information provided by Cerner’s management and the treasury stock method, to derive a range of illustrative present values per Share of $75.00 to $115.00 rounded to the nearest $1.00.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per Share, based on theoretical future prices calculated by Goldman Sachs for the Shares.

Goldman Sachs derived a range of theoretical future values per Share as of December 31 of each of 2021, 2022, 2023, 2024 and 2025, by applying illustrative next 12 months’ price to earnings per share multiples (referred to in this section as “NTM P/E”) ranging from 20.0x to 25.0x to estimates of the next 12 months’ earnings per share as of December 31 for each of 2021, 2022, 2023, 2024 and 2025 as reflected in the Forecasts. By applying a discount rate of 7.4%, reflecting an estimate of Cerner’s cost of equity, Goldman Sachs discounted to present value, as of November 30, 2021, the theoretical future values per Share it derived for each applicable year, as well as the dividends forecasted to be paid per Share through each applicable year, as provided by Cerner’s management, to yield present values per Share ranging from $75 to $114 rounded to the nearest $1.

The illustrative NTM P/E multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account historical NTM P/E multiples for Cerner over the past five years. Goldman Sachs derived the cost of equity used in the foregoing analysis by application of the CAPM.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to certain acquisition transactions announced since July 2017 involving target companies in the healthcare technology industry.

While none of the target companies in the selected transactions are directly comparable to Cerner and none of the selected transactions are directly comparable to the proposed Transactions, the target companies in the selected transactions are companies with certain operations that, for the purposes of analysis, may be considered similar to certain operations of Cerner.

Using publicly available information, for each of the selected transactions, Goldman Sachs calculated the implied enterprise value of the applicable target company based on the consideration paid in the applicable transaction, as a multiple of the target company’s estimated EBITDA for the 12 month period ended prior to announcement of each applicable transaction (referred to in this section as “LTM EBITDA”), as disclosed in public company filings and other publicly available information. The selected transactions and the implied enterprise value to LTM EBITDA multiples calculated for the transactions are set forth below.

Announced	Acquiror	Target	Enterprise Value /LTM EBITDA
Nov-21	Bain Capital /Hellman & Friedman	Athena Health	N/A
Aug-21	Nordic Capital / Insight Partners	Inovalon Holdings Inc.	29.3x
Apr-21	Microsoft	Nuance Communications	63.6x
Jan-21	OptumInsight, Inc.	Change Healthcare	14.4x
Dec-20	Gainwell Technologies	HMS Holdings Corp.	21.1x
Jul-20	Churchill Capital Corp.	MultiPlan, Inc.	14.7x
Aug-19	Health Equity	Wageworks	13.6x
Nov-18	Veritas Capital / Elliot	Athena Health	15.2x
Jun-18	Verscend Technologies, Inc.	Cotiviti Holdings, Inc.	18.0x
Aug-17	UnitedHealth Group Incorporated / Vista	Advisory Board	14.2x
Jul-17	Internet Brands	WebMD Health Corp.	12.3x

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the selected transactions and its professional judgment and experience, Goldman Sachs applied a reference range of enterprise value to LTM EBITDA multiples of 14.2x to 21.1x (representing the 25th and 75th quartiles of the implied enterprise value to LTM EBITDA multiples calculated for the transactions as described above) to Cerner’s estimated Adjusted EBITDA for the period ended September 30, 2021, as reflected in Cerner’s public filings, to derive a range of implied enterprise values for Cerner. Goldman Sachs subtracted from this range of implied enterprise values Cerner’s net debt as of November 30, 2021 (calculated as debt les cash and cash equivalents), as provided by Cerner’s management, and divided the result by the implied total number of fully diluted Shares outstanding as of December 16, 2021, based on the derived range of illustrative equity values, and calculated using equity information provided by Cerner’s management and the treasury stock method, to derive a range of implied values per Share of $86.00 to $129.00 rounded to the nearest $1.00.

Premia Paid Analysis

Goldman Sachs reviewed and analyzed, using publicly available data obtained from Refinitiv SDC as of December 17, 2021, the premia paid in cash only acquisitions of healthcare companies in the United States over the last 10 years in which the target company had an implied enterprise value of more than $5 billion, excluding transactions in the biotechnology industry. Goldman Sachs calculated the premium, and for the entire period also the top quartile, mean, median and bottom quartile premia of the price paid in acquisitions announced during such period relative to (1) the target company’s share price one trading day prior to the announcement or leak of the transaction (referred to in the table below as “Undisturbed Price”), and (2) the target company’s highest closing share price over the 52-week period prior to the original announcement of the transaction (referred to in the table below as “52-Week High”). The following shows a summary of the results of the review:

Entire Period	Premium to Undisturbed Price	Premium to 52-Week High
Top Quartile	37%	26%
Median	26.5%	5.3%
Mean	27.0%	9.3%
Bottom Quartile	17%	(7)%

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied (1) a reference range of illustrative premia of 17%-37% (based on the average premia paid in the 25th percentile and 75th percentile of acquisitions announced in the entire period relative to the target company’s Undisturbed Price) to the share price as of December 16, 2021, the last trading day before The Wall Street Journal reported Oracle was in discussions to acquire Cerner, of $79.49 per Share, and (2) a reference range of illustrative premia of (7)%-26% (based on the average premia paid in the 25th percentile and 75th percentile of acquisitions announced in the entire period relative to the target company’s highest closing share price over the 52-week period prior to the original announcement of the transaction) to the highest closing trading price of the Shares over the 52-week period ended December 16, 2021, of $83.30 per Share. This analysis resulted in ranges of implied values per Share of $93.00 to $109.00 and $77.00 to $105.00 rounded to the nearest $1.00, respectively.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cerner or Parent or the Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Cerner Board as to the fairness from a financial point of view to the holders (other than Oracle and its affiliates) of the Shares, as of the date of the opinion, of the Offer Price of $95.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cerner, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price of $95.00 in cash per Share was determined through arm’s-length negotiations between Cerner and Parent and was approved by the Cerner Board. Goldman Sachs provided advice to the Cerner Board during Cerner’s negotiations with Parent in connection with the Merger Agreement. Goldman Sachs did not, however, recommend any specific amount of consideration to Cerner or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Cerner Board was one of many factors taken into consideration by the Cerner Board in making its determination to approve the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Cerner Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs, attached as Annex A to this Schedule 14D-9.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cerner, Oracle, any of their respective affiliates and third parties, including affiliates of Lawrence Ellison, a significant shareholder of Oracle (the “Significant Shareholder”), or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to Cerner in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and Cerner has agreed to reimburse certain of its expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Cerner and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. During the two year period ended December 20, 2021, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Cerner and/or its affiliates of less than $1 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Oracle and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a co-manager in connection with a public offering of Oracle’s 2.500% Notes due 2025, 2.800% Notes due 2027, 2.950% Notes due 2030, 3.600% Notes due 2040, 3.600% Notes due 2050 and 3.850% Notes due 2060 (aggregate principal amount $20 billion) in March 2020. During the two year period ended December 20, 2021, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Oracle and/or its affiliates of approximately $1 million. During the two year period ended December 20, 2021, the Investment Banking Division of Goldman Sachs has not been engaged by the Significant Shareholder or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Cerner, Oracle, Parent, the Significant Shareholder and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Cerner Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Transactions. Pursuant to an engagement letter between Cerner and Goldman Sachs dated November 26, 2021 (as amended pursuant to an amendment to the engagement letter, dated December 17, 2021), Cerner engaged Goldman Sachs to act as its financial advisor in connection with the proposed Transactions. The engagement letter (as amended) between Cerner and Goldman Sachs provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at $65 million, all of which is contingent upon consummation of the proposed Transactions. In addition, Cerner agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Centerview Partners LLC

On December 20, 2021, Centerview rendered to the Cerner Board its oral opinion, subsequently confirmed in a written opinion dated December 20, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 20, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex B to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Cerner Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the

Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Cerner as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with Centerview’s opinion, Centerview reviewed, among other things: (1) a version of the Merger Agreement dated December 20, 2021 (referred to in this section as the “Draft Merger Agreement”); (2) Annual Reports on Form 10-K of Cerner for the years ended December 31, 2020, December 28, 2019 and December 29, 2018; (3) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cerner; (4) certain publicly available research analyst reports for Cerner; (5) certain other communications from Cerner to its stockholders; and (6) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Cerner, including certain financial forecasts, analyses and projections relating to Cerner prepared by management of Cerner and furnished to Centerview by Cerner for purposes of Centerview’s analysis (the “Forecasts” which are summarized in the section entitled “—Certain Prospective Financial Information about Cerner” beginning on page 43 of this Schedule 14D-9) (collectively, the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of Cerner regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Cerner and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, including valuation multiples, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Cerner’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Cerner’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cerner as to the matters covered thereby and Centerview relied, at Cerner’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Cerner’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Cerner, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Cerner. Centerview assumed, at Cerner’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Cerner’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Cerner, or the ability of Cerner to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and Centerview’s opinion did not address, Cerner’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Cerner or in which Cerner might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview was not asked to, nor did Centerview, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Cerner or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Cerner or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Cerner as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Cerner Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Cerner Board in connection with Centerview’s opinion, dated December 20, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Cerner. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cerner or any other parties to the Transactions. None of Cerner, Parent, Purchaser, Oracle or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Cerner do not purport to be appraisals or reflect the prices at which Cerner may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 16, 2021 (the last trading day before The Wall Street Journal reported that Oracle was in discussions to acquire Cerner) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Cerner and compared it to corresponding financial information of certain publicly traded electronic health record (“EHR”) companies and HCIT companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Cerner (collectively referred to in this summary of Centerview’s opinion as the “selected companies”). Although none of the selected companies is directly comparable to Cerner, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Cerner.

However, because none of the selected companies is exactly the same as Cerner, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Cerner and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from public filings and other public data sources as of December 16, 2021, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the face value of debt and certain liabilities less cash and cash equivalents and investments), as a multiple of Wall Street research analyst consensus estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for fiscal year 2022 of such company. Such multiple is referred to in this section, with respect to the selected companies, as “EV / 2022E EBITDA.”

The EV / 2022E EBITDA multiples calculated for the selected companies are summarized below:

Company	EV / 2022E EBITDA Multiple
EHR
Allscripts Healthcare Solutions, Inc.	8.6x
Computer Programs and Systems Inc.(1)	9.3x
NextGen Healthcare, Inc.	9.4x
Average (EHR)	9.1x
Median (EHR)	9.3x
HCIT
HealthEquity, Inc.(2)	16.1x
HealthStream Inc.(3)	14.3x
R1 RCM Inc.(4)	20.1x
Average (HCIT)	16.8x
Median (HCIT)	16.1x

Average (Selected Companies)	13.0x
Median (Selected Companies)	11.9x

(1)	Pro forma for acquisition of TruCode LLC.
(2)	Pro forma for acquisitions of Fifth Third Bank, National Association’s HAS portfolio and MII Life Insurance, Incorporated d/b/a Further.
(3)	Pro forma for acquisition of Rievent Technologies, LLC.
(4)	Pro forma for acquisition of iVinci Partners, LLC d/b/a VisitPay.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 2022E EBITDA multiples of 9.5x to 14.5x. In selecting this reference range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Cerner and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this reference range of EV / 2022E EBITDA multiples to Cerner’s Adjusted EBITDA for 2022 based on the Internal Data, to calculate an illustrative range of implied enterprise values for Cerner. Centerview subtracted from the resulting range of implied enterprise values Cerner’s estimated net debt (calculated as the face value of debt less cash and investments) as of December 31, 2021 as set forth in the Internal Data, to derive a range of implied equity values for Cerner. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of December 16, 2021 (determined using the treasury stock method and based on the Internal Data) to derive an implied per share equity value range for the Shares of approximately $64 to $99. Centerview then compared this range to the Offer Price of $95 per Share proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving acquisitions of companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Cerner and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions.

No company or transaction used in this analysis is identical or directly comparable to Cerner or the Transactions. The companies included in the selected transactions listed below were selected, among other reasons, based on Centerview’s experience and professional judgment, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Cerner. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Cerner and the companies included in the selected transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Cerner.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings and other public data sources. Using publicly available information as of December 16, 2021, Centerview calculated, for each selected transaction set forth below the enterprise value implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s EBITDA for the 12-month period prior to announcement of the Transactions, or the closest comparable metric available (which is referred to in this summary as “LTM”).

The selected transactions considered in this analysis are summarized as follows:

Date Announced	Target	Acquiror	Enterprise Value / LTM EBITDA
November 2021	athenahealth, Inc.	Bain Capital and Hellman & Friedman	N/A
October 2021	TransUnion Healthcare, Inc.	nThrive, Inc.	20.3x	(1)
August 2021	Inovalon Holdings, Inc.	Nordic Capital	29.3x
January 2021	Change Healthcare Inc.	UnitedHealth Group Incorporated	14.4x
December 2020	HMS Holdings Corp.	Gainwell Acquisition Corp.	21.1x
November 2018	athenahealth, Inc.	Veritas Capital Fund Management, L.L.C.	15.2x	(2)
June 2018	Cotiviti Holdings, Inc.	Verscend Technologies, Inc.	18.0x
March 2018	ABILITY Network Inc.	Inovalon Holdings, Inc.	16.6x
October 2017	eviCore healthcare	Express Scripts Holding Company	13.6x
August 2016	Press Ganey Holdings, Inc.	EQT Partners Inc.	17.5x
April 2016	Verscend Technologies, Inc.	Veritas Capital	10.0x	(3)
February 2016	Brightree LLC	ResMed Inc.	18.6x	(4)
February 2016	Truven Health Analytics, Inc.	International Business Machines Corporation	16.9x
November 2015	MedAssets, Inc.	Pamplona Capital Management LLP	11.5x
August 2015	Merge Healthcare, Inc.	International Business Machines Corporation	19.0x
July 2015	Altegra Health, Inc.	Emdeon Inc.	15.5x
August 2014	Siemens Health Services, Inc.	Cerner Health Services, Inc.	10.5x
75th Percentile			19.0x
Median			16.9x
25th Percentile			14.4x

(1)	Reflects 2021 EBITDA per transaction press release.
(2)	Represents 2018 EBITDA.
(3)	Represents 2015 EBITDA.
(4)	Reflects 2016 EBITDA multiple.

Based on its analysis of the relevant metrics for each of the selected transactions and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / LTM EBITDA multiples of 14.0x to 18.0x. In selecting this reference range of EV / LTM EBITDA multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Cerner and the target companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Cerner in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this reference range of EV / LTM EBITDA multiples to Cerner’s Adjusted EBITDA for 2021 based on the Internal Data, to calculate an illustrative range of implied enterprise values for Cerner. Centerview subtracted from the resulting range of implied enterprise values Cerner’s estimated net debt (calculated as the face value of debt less cash and investments) as of December 31, 2021 as set forth in the Internal Data, to derive a range of implied equity values for Cerner. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of December 16, 2021 (determined using the treasury stock method and based on the Internal Data) to derive an implied per share equity value range for the Shares of approximately $87 to $113. Centerview compared such range to the Offer Price of $95 per Share proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Cerner based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview derived a range of implied enterprise values for Cerner by discounting to present value as of December 31, 2021 (using discount rates ranging from 7.25% to 8.50%, reflecting Centerview’s analysis of Cerner’s weighted average cost of capital): (1) the forecasted unlevered free cash flows of Cerner based on the Forecasts over the period beginning January 1, 2022 and ending on December 31, 2030 and (2) a range of implied terminal values of Cerner at the end of the forecast period shown in the Forecasts, estimated by Centerview applying perpetuity growth rates to Cerner’s unlevered free cash flows for the terminal year ranging from 2.5% to 3.5%. Centerview subtracted from the range of implied enterprise values Cerner’s estimated net debt (calculated as debt less cash and investments) as of December 31, 2021 as set forth in the Internal Data, to derive a range of implied equity values for Cerner. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding Shares as of December 16, 2021 (determined using the treasury stock method and based on the Internal Data) to derive a range of implied values per Share of approximately $76 to $116. Centerview compared such range to the Offer Price of $95 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Cerner Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading. Centerview reviewed historical share price performance of the Shares during the 52-week period ended December 16, 2021 (the last trading day before The Wall Street Journal reported that Cerner was rumored to be engaged in a sale process), which reflected low and high closing prices for the Shares during such period of $68 per Share and $83 per Share, respectively.

•

Analyst Price Targets. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of December 16, 2021, noting that these stock price targets ranged from $72 per Share to $91 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Cerner Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Cerner Board or management with respect to the Offer Price or as to whether the Cerner Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Cerner and Parent and was approved by the Cerner Board. Centerview provided advice to Cerner during these negotiations. Centerview did not, however recommend any specific amount of consideration to Cerner or the board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview was not engaged to provide financial advisory or other services to Cerner, and Centerview did not receive any compensation from Cerner during such period. In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to Oracle, and Centerview did not receive any compensation from Oracle during such period. Centerview may provide financial advisory and other services to or with respect to Cerner or Oracle or their respective affiliates in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Cerner, Oracle, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Cerner Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Centerview was selected by the Cerner Board as a financial advisor to Cerner based on Centerview’s reputation as a financial advisor, Centerview’s familiarity with, and experience as a financial advisor to, companies in the HCIT industry and Centerview’s experience as a financial advisor in mergers and acquisitions and other strategic transactions.

In connection with Centerview’s services as the financial advisor to the Cerner Board, Cerner has agreed to pay Centerview an aggregate fee estimated, based on information available as of December 20, 2021, to be $35 million, all of which is payable contingent upon consummation of the Transactions. In addition, Cerner has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Prospective Financial Information about Cerner

Cerner does not, generally, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent uncertainty, unpredictability and difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with its evaluation of the Offer and the Merger, Cerner management prepared certain forecasts and other forward-looking financial information that was provided to Oracle and described below (the “Forecasts”). The Forecasts were developed under the assumption of continued standalone operation and the Forecasts did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The Forecasts were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Cerner’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Forecasts, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The tables below present a summary of the (1) Forecasts for fiscal year 2021 through fiscal year 2030 as prepared by Cerner management and provided to the Cerner Board in their evaluation of the Offer and the Merger and to Goldman Sachs and Centerview for their use and reliance in connection with their financial analyses and opinions to the Cerner Board as described under the caption “—Opinions of Cerner’s Financial Advisors,” (2) the adjusted operating earnings and capital expenditure Forecasts for fiscal year 2021 through fiscal year 2024 as prepared by Cerner management and provided to Oracle in connection with its evaluation of the Transactions, and (3) the earnings per share Forecasts for fiscal year 2021 through fiscal year 2026 and dividends per share Forecasts for fiscal year 2021 through fiscal year 2026, as prepared by Cerner management and provided to Goldman Sachs and Centerview for their use and reliance in connection with their financial analyses and opinions to the Cerner Board as described under the caption “—Opinions of Cerner’s Financial Advisors,” which such Forecasts for fiscal year 2021 through fiscal year 2024 were also provided to Oracle. This summary of the Forecasts is included solely to give Cerner stockholders access to certain financial projections that were made available to the Cerner Board, Goldman Sachs, Centerview and Oracle, and the Forecasts are not included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this summary should not be regarded as an indication that Cerner management or anyone who received the Forecasts then considered, or now considers, them to be a reliable prediction of future events, and the Forecasts should not be relied upon as such. This information is not fact and readers are cautioned not to place undue reliance on the Forecasts.

The Forecasts, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Cerner’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Given that the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Forecasts include, but are not limited to, (1) the timing of client renewals, upgrades and expansions and introduction of new products and services; (2) market acceptance of or delays in implementing new products and services; (3) impact of competitive products and pricing; (4) the effect of regulatory actions; (5) the effect of global economic conditions; (6) fluctuations in foreign currency exchange rates; (7) the cost and effect of changes in tax and other legislation; and (8) other risk factors described in Cerner’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by Cerner’s ability to achieve strategic goals, objectives and targets over the applicable period. The Forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Forecasts. Cerner stockholders are urged to review the most recent SEC filings of Cerner for a description of historical reported results of operations and financial condition and capital resources.

The Forecasts also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for Cerner’s business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the Forecasts were prepared. In addition, the Forecasts do not take into account any circumstances, transactions or events occurring after the dates on which the Forecasts were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Forecasts. There can be no assurance that the financial results in the Forecasts will be realized, or that future actual financial results will not materially vary from those in the Forecasts.

The inclusion of the Forecasts should not be regarded as an indication that Cerner or any of its subsidiaries, officers, directors, advisors or other representatives consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. None of Cerner or its subsidiaries, officers, directors, advisors or other representatives gives any Cerner stockholder or any other person any assurance that actual results will not differ materially from the Forecasts. Except as otherwise required by law, Cerner and its subsidiaries, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the dates on which the Forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Forecasts are shown to be in error.

The Forecasts contain non-GAAP financial measures. Cerner’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance of Cerner. A material limitation associated with the use of non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these Forecasts, specific quantification of the amounts that would be required to reconcile such Forecasts to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

Cerner has not made and makes no representation to any person in the Merger Agreement or otherwise concerning the Forecasts or regarding Cerner’s ultimate performance compared to the information contained in the Forecasts or that the projected results will be achieved. Cerner urges all stockholders to review Cerner’s most recent SEC filings for a description of Cerner’s reported financial results.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, Cerner stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

Forecasts

		Fiscal Year Ending December 31,
(Dollars in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	5,807	6,094	6,393	6,706	7,068	7,478	7,852	8,166	8,452	8,705
Adjusted EBITDA(1)	1,906	2,086	2,252	2,423	2,563	2,710	2,885	3,001	3,106	3,199
Adjusted EBIT(2)	1,069	1,201	1,328	1,467	1,586	1,715	1,845	1,924	1,997	2,063
Net Operating Profit After Tax(3)	861	955	1,056	1,166	1,260	1,363	1,467	1,530	1,588	1,640
Unlevered Free Cash Flow(4)	855	899	1,058	1,187	1,327	1,451	1,555	1,636	1,706	1,770

(1)

Adjusted EBITDA is a non-GAAP financial measure defined as GAAP net earnings before interest, taxes, depreciation and amortization, adjusted for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense and (iv) COVID-19 related expense, (v) gain/loss on sales of businesses.

(2)	Adjusted EBIT is a non-GAAP financial measure defined as Adjusted EBITDA less stock-based compensation, depreciation and amortization.
(3)	Net Operating Profit After Tax is a non-GAAP financial measure calculated as EBIT less taxes.
(4)	Unlevered Free Cash Flow is a non-GAAP financial measure defined as Net Operating Profit After Tax less capital expenditures and changes in net working capital, plus depreciation and amortization.

Adjusted Operating Earnings and Capital Expenditures Forecasts

In addition to providing the revenue and adjusted EBITDA Forecasts described above for fiscal year 2021 through fiscal year 2024 to Oracle, the following adjusted operating earnings and capital expenditures Forecasts for fiscal year 2021 through fiscal year 2024 were prepared by Cerner management and provided to Oracle in connection with its evaluation of the Transactions.

	Fiscal Year Ending December 31,
(Dollars in millions)	2021E	2022E	2023E	2024E
Adjusted Operating Earnings(1)	1,249	1,400	1,534	1,676
Capital Expenditures(2)	(622)	(686)	(658)	(664)

(1)

Adjusted Operating Earnings is a non-GAAP financial measure and consists of GAAP operating earnings adjusted for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense, (iv) COVID-19 related expense and (v) gain/loss on sales of businesses.

(2)	Capital Expenditures consists of expenditures necessary to operate Cerner’s business, including capital purchase and capitalized software development costs.

Earnings and Dividends Per Share Forecasts

In addition to the Forecasts described above, the following Forecasts were provided by Cerner to Goldman Sachs and Centerview in the case of fiscal year 2021 through fiscal year 2026 and to Oracle in the case of fiscal year 2021 through fiscal year 2024.

	Fiscal Year Ending December 31,
(Dollars)	2021E	2022E	2023E	2024E	2025E	2026E
Adjusted Diluted Earnings Per Share(1)	3.31	3.77	4.24	4.79	5.29	5.85
Dividends Per Share	0.90	1.09	1.29	1.51	1.72	1.96

(1)

Adjusted Diluted Earnings Per Share is a non-GAAP financial measure and consists of GAAP net earnings adjusted for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense, (iv) COVID-19 related expense, (v) investment gains, (vi) gain/loss on sales of businesses, (vii) the income tax effect of the aforementioned items, (viii) share-based compensation permanent tax items, and (ix) valuation allowance on deferred tax assets; divided by diluted weighted average shares outstanding, in the applicable period.

Intent to Tender

To the knowledge of Cerner, each executive officer and director of Cerner currently intends to tender all of his or her Shares into the Offer. The foregoing does not include Shares (if any) over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, each of Cerner’s Chief Executive Officer and President, David T. Feinberg, Cerner’s Chief Financial Officer, Mark J. Erceg, and each member of the Cerner Board have entered into a Tender and Support Agreement pursuant to which each has agreed, in his or her capacity as a stockholder of Cerner, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire, to Purchaser in the Offer. See the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cerner, Parent, Purchaser and Oracle—Tender and Support Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Cerner retained Goldman Sachs and Centerview to act as its financial advisors in connection with the Offer and the Merger, and in connection with such engagement, Goldman Sachs and Centerview delivered their respective opinions and are entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation—Opinions of Cerner’s Financial Advisors.”

Information pertaining to the retention of Goldman Sachs and Centerview in “Item 4. The Solicitation or Recommendation—Opinions of Cerner’s Financial Advisors” is incorporated by reference herein.

Except as set forth above, neither Cerner nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Cerner on its behalf in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to the Shares have been effected by Cerner or, to the knowledge of Cerner after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that each of Messrs. Feinberg and Erceg, and each member of the Cerner Board, each in his or her capacity as a stockholder of Cerner, entered into a Tender and Support Agreement, as described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cerner, Parent, Purchaser and Oracle—Tender and Support Agreements.”

Name	Date of Transaction	Number of Shares	Price per Share ($)	Nature of Transaction
Travis S. Dalton	12/20/2021	23,625	0.00	Accelerated vesting of Cerner RSUs
Travis S. Dalton	12/20/2021	9,074	90.49	Shares withheld to satisfy tax withholdings for vested Cerner RSUs
Daniel P. Devers	12/20/2021	11,195	0.00	Accelerated vesting of Cerner RSUs
Daniel P. Devers	12/20/2021	5,008	90.49	Shares withheld to satisfy tax withholdings for vested Cerner RSUs
Mark J. Erceg	12/20/2021	18,752	0.00	Accelerated vesting of Cerner RSUs
Mark J. Erceg	12/20/2021	6,810	90.49	Shares withheld to satisfy tax withholdings for vested Cerner RSUs
Jerome Labat	12/20/2021	24,521	0.00	Accelerated vesting of Cerner RSUs
Jerome Labat	12/20/2021	10,004	90.49	Shares withheld to satisfy tax withholdings for vested Cerner RSUs
Tracy L. Platt	12/20/2021	11,200	0.00	Accelerated vesting of Cerner RSUs
Tracy L. Platt	12/20/2021	3,431	90.49	Shares withheld to satisfy tax withholdings for vested Cerner RSUs
David T. Feinberg	12/29/2021	56,536	0.00	Accelerated vesting of Cerner RSUs
David T. Feinberg	12/29/2021	25,217	93.19	Shares withheld to satisfy tax withholdings for vested Cerner RSUs

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, Cerner is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Cerner’s securities by Cerner, any subsidiary of Cerner or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cerner or any subsidiary of Cerner; (3) any purchase, sale or transfer of a material amount of assets of Cerner or any subsidiary of Cerner; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Cerner.

Except as indicated in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of Cerner” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares) prior to Acceptance Time, and who comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in accordance with Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex C to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. THE CERNER BOARD HAS FIXED JANUARY 11, 2022 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL RIGHTS. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date this notice is given, deliver to Cerner at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Cerner of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	otherwise comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds described below under “Filing a Petition for Appraisal” must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Effective Time within 10 days after the Effective Time to all of Cerner’s stockholders who are entitled to appraisal rights and delivered a written demand for appraisal to Cerner (in accordance with the first bullet above) (as required by Section 262(d)(2) of the DGCL). Only stockholders who have delivered a written demand for appraisal in accordance with the first bullet above will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Cerner Corporation, Attention: Chief Legal Officer, 2800 Rock Creek Parkway, North Kansas City, Missouri 64117. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform Cerner of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Cerner is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6) of the DGCL)) not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to an appraisal of their Shares thereunder. The Delaware Court may require the stockholders who demanded an appraisal of their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Assuming that immediately before the Effective Time the Shares remain listed on a national securities exchange, which we expect to be the case, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to an appraisal amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although Cerner believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Cerner anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Cerner reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (1) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (2) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder is entitled to receive the Merger Consideration. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex C to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Provisions

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. However, the Bylaws provide that Cerner is not subject to the restrictions of Section 203. Regardless, the Cerner Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, including for purposes of Section 203 of the DGCL, to the extent applicable.

The Charter requires the affirmative vote of 80% or more of the aggregate of all votes of all outstanding shares of capital stock entitled to vote on the issue to approve certain transactions with any stockholder owning 5% or more of its outstanding shares of capital stock at the time of approval of the transactions (including any affiliates of such stockholder, an “Interested Stockholder”). The covered transactions include a merger or consolidation with an Interested Stockholder, any sale, lease, exchange or other disposition to an Interested Stockholder of Cerner’s assets having an aggregate Fair Market Value (as defined in the Charter) of $500,000 or more, the issuance or transfer of securities to an Interested Stockholder in exchange for cash, securities or other property having a Fair Market Value of $500,000 or more, the adoption of any plan or proposal for liquidation or dissolution proposed by an Interested Stockholder, or any reclassification of securities that increases the voting power of the Interested Stockholder. The foregoing 80% stockholder approval requirement (the “Business Combination Provision”) is not applicable in certain circumstances, including if the transaction has been approved by a majority of Cerner’s Disinterested Directors (as defined in the Charter). The Cerner Board, including all Disinterested Directors, has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the Business Combination Provision is inapplicable to the Merger and the Transactions.

Cerner conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Cerner is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then the Merger Agreement provides that each of Cerner, Parent, Purchaser, and their respective boards of directors (or similar governing bodies) will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cerner and its Executive Officers, Directors and Affiliates,” as it relates to Cerner’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (i) this period may be shortened if the reviewing agency grants “early termination,” or (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material (“Second Request”), in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The Transactions are subject to such requirements. Cerner and Oracle each filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the purchase of the Shares pursuant to the Offer on January 18, 2022. The required waiting period with respect to the Transactions will expire at 11:59 p.m., Eastern Time, on the date that is 15 days after the date that the HSR Notifications are filed with the FTC and the Antitrust Division, unless (a) the period is shortened and the transaction receives “early termination” (however, such early terminations have been infrequently granted since February 2020), (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a Second Request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the Transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the Transactions or seeking divestiture of the Shares acquired by Purchaser or divestiture of assets of Oracle, Cerner or their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Cerner does not believe that the consummation of the Transactions will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Transactions on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Antitrust Laws

Cerner and Oracle conduct business in many foreign countries. In connection with the Transactions, the laws of certain of these foreign countries may require Cerner and Oracle or certain of their subsidiaries and affiliates to make filings and provide information and documents to, and obtain approval of or wait for the elapse or termination of waiting periods of, governmental authorities. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the Transactions, or seek divestiture of the Shares acquired by Purchaser or the divestiture of substantial assets of Oracle, Cerner or their respective subsidiaries. There can be no assurance that Cerner and Oracle will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Transactions, or, if such challenge is made, the result of that challenge.

Cerner and Oracle may make such filings with governmental authorities in multiple foreign jurisdictions, including, but not limited to: Canada, the European Union and Saudi Arabia.

Canada

Under Part IX of the Competition Act (Canada) (the “Competition Act”) and the regulations promulgated thereunder, as amended, parties to certain classes of transactions must provide prescribed information to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Purchaser’s purchase of Shares pursuant to the Offer is a Notifiable Transaction. Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the competition tribunal that hears applications commenced by the Commission (the “Competition Tribunal”) in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate under subsection 102(1) of the Competition Act (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an ARC confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and confirmation that the Commissioner does not intend, at such time, to apply to the Competition Tribunal for an order under section 92 of the Competition Act (a “No Action Letter”). Upon the issuance of an ARC, or, alternatively, a No Action Letter together with an appropriate waiver of the requirement to file a Notification, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal may not, however, make an order under section 92 of the Competition Act if it finds that the merger has brought about or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made. There can be no assurance that a challenge to the Transactions under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

European Union

Under Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), a transaction meeting certain revenue thresholds may not be completed before it is notified to the European Commission (the “EC”) and the EC has declared it to be compatible with the European common market. The Transactions meet the thresholds of the EC Merger Regulation and need to be notified to the EC. Under the EC Merger Regulation, once a transaction is formally notified to the EC (through a so-called Form CO), the EC has 25 business days (beginning on the first business day following the date on which a complete formal notification is received by the EC), which period may be extended to 35 business days if the parties offer remedies, to issue a decision as to whether to clear the Transactions or to initiate an in-depth (so called “Phase II”) investigation. The EC will initiate a

Phase II investigation if it finds that the Transactions give rise to serious doubts as to its compatibility with the European common market. If the EC initiates a Phase II, it has 90 business days following the decision to open a Phase II, which period may be extended by up to 35 business days under certain circumstances, to decide whether to declare the Transactions compatible with the European common market (unconditionally or subject to remedies) or to prohibit its implementation. The European Commission can issue requests for information and suspend the review periods at any time if it determines that the parties have not responded to a request for information in reasonable time. There can be no assurance that a challenge to the Transactions under the EC Merger Regulation will not be made or, if such challenge is made, what the result of such challenge will be.

Saudi Arabia

In connection with the Transactions, Cerner and Oracle will submit a notification with the General Authority for Competition of the Kingdom of Saudi Arabia (the “SA Authority”). Once the filing is declared complete, The SA Authority has 90 days to review the notification and decide whether to authorize it or not (the 90 day review period can be stopped if the SA Authority requests further documentation or information to conduct its review and the review period will not restart until the SA Authority receives the requested documentation or information). Should the SA Authority fail to render a decision within the review period, the transaction will be deemed authorized. There can be no assurance that a challenge to the Transactions by the SA Authority will not be made or, if such challenge is made, what the result of such challenge will be.

Other Regulatory Approvals

The Transactions are also subject to foreign direct investment review by governmental authorities in several foreign jurisdictions in which Cerner and Oracle have local presences to require filings. Cerner and Oracle may make such filings with governmental authorities in multiple foreign jurisdictions, including, but not limited to: Australia, Austria, France, Germany, Romania and Spain.

Australia

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting Transactions is subject to prior approval of the Australian Foreign Investment Review Board (the “FIRB”).

Oracle will prepare and file an application with the FIRB seeking confirmation that the Treasurer of the Commonwealth of Australia, on behalf of the Commonwealth of Australia, has no objection to the Transactions. On filing of the FIRB application and payment of the applicable filing fee, a statutory review period of 30 days will commence. This statutory review period is subject to extension should the FIRB require more time to assess the application. A decision by the FIRB is customarily obtained within 1 to 3 months from the date the application is filed and the applicable filing fee is paid.

Australia’s federal election is expected to commence in April/May 2022. A “caretaker period” will apply during the federal election, during which the FIRB typically refrains from issuing foreign investment approvals until the government is formed and it is clear who will take up the office of the Treasurer. The approval timeline may potentially be impacted by the caretaker period. There can be no assurance that a challenge to the Transactions by the FIRB will not be made or, if such challenge is made, what the result of such challenge will be.

Austria

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Transactions is subject to prior approval of the Austrian Federal Ministry for Digital and Economic Affairs (the “Austrian Ministry”) under the Austrian Investment Control Act (the “ICA”).

After having received the application, the Austrian Ministry will inform the EC and EU member states about the application, thereby starting the period of the EU cooperation mechanism, which typically runs 35 calendar days. During the EU cooperation mechanism, EU member states and the EC can submit comments and request information about the transaction from the Austrian Ministry. The EU cooperation mechanism is subject to potential extensions, if comments have been submitted and/or additional information has been requested from the Austrian Ministry.

After expiration of the EU cooperation mechanism the Austrian Ministry has one month (Phase I), potentially extended by another two months (Phase II), to review the transaction. Within Phase I, the Austrian Ministry will either (i) clear the transaction or (ii) notify that Phase II is being initiated because a more detailed investigation of the impact on security or public order is required. If no decision or notification, respectively, is served within the one-month period, the approval shall be deemed to have been granted. There can be no assurance that a challenge to the Transactions under the ICA will not be made or, if such challenge is made, what the result of such challenge will be.

France

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Transactions is subject to the prior approval of the French Ministre chargé de l’Economie et des Finances (the “French Ministry”). After filing with the French Ministry, and subject to having received a complete request for authorization, the French Ministry must inform the filing person by notice within thirty (30) business days that: (i) the contemplated investment does not fall within the scope of foreign investment control regulations, (ii) the contemplated investment falls within the scope of foreign investment control regulations and is rejected, (iii) the contemplated investment falls within the scope of foreign investment control regulations and is duly authorized without any condition, or (iv) the contemplated investment falls within the scope of foreign investment control regulations but further investigations are necessary to determine whether the protection of the national interest can be guaranteed by attaching covenants and conditions to the authorization.

In the event that the French Ministry has opted for option (iv),    it then has an additional forty-five (45) business day period to either refuse the contemplated investment or to authorize it subject to the provision of certain covenants and conditions. There can be no assurance that a challenge to the Transactions by the French Ministry will not be made or, if such challenge is made, what the result of such challenge will be.

In parallel of having received the French application, the French Ministry also has the possibility to inform the EC and EU member states about the application, thereby starting the period of the EU cooperation mechanism, which typically runs for 35 calendar days. During the EU cooperation mechanism, EU member states and the EC can submit comments and request information about the transactions from the French Ministry. The EU cooperation mechanism is subject to potential timeline extensions if comments have been submitted and/or additional information has been requested from the French Ministry.

Germany

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Transactions is subject to prior approval of the German Federal Ministry for Economic Affairs and Climate Action (“BMWi”). The BMWi can open an assessment procedure within two months of obtaining knowledge of the transaction, i.e., notification (Phase I). In Phase II, the BMWi has a four-month deadline to review whether the transaction has any likely effects on public order or security. This deadline can be extended by up to three additional months. Requests for information as well as negotiations on commitments stop the clock in Phase II. There can be no assurance that a challenge to the Transactions by BMWi will not be made or, if such challenge is made, what the result of such challenge will be.

Romania

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Transactions is subject to prior approval of (i) the National Defense Council (Consiliul Suprem de Apărare al Ţării (the “CSAT”)) via a procedure carried out through the Romanian Competition Council, on the basis of CSAT Decision no. 73/2012 and all other applicable laws and regulations (the “Current Regime”), or (ii) the foreign direct investment authority, in accordance with the provisions of newly enacted foreign investment or national security laws, rules and regulations to become effective in Romania (the “Prospective Regime”).

Under the Current Regime, the process from filing to decision takes approximately 2.5 to 3 months. If granted, the clearance letter is delivered by the Romanian Competition Council, based on the CSAT approval. Under the Prospective Regime, the process from filing to decision is anticipated to take up to 4.5 to 5 months, for a Phase I process. The Prospective Regime anticipates a more detailed filing process, including the possibility of the foreign direct investment authority to send requests for information, which stops the review clock. It is expected that the Prospective Regime will enter into force during the first quarter of 2022. There can be no assurance that a challenge to the Transactions under the Current Regime or Prospective Regime will not be made or, if such challenge is made, what the result of such challenge will be.

Spain

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Transactions is subject to prior approval by the Council of Ministers of the Government of Spain (the “Spanish Ministry”). After having received the application, the Spanish Ministry has 6 months from the date of filing to issue a decision. However, the Spanish Ministry typically issues a decision within 3 to 4 months from the date of filing. There can be no assurance that a challenge to the Transactions by the Spanish Ministry will not be made or, if such challenge is made, what the result of such challenge will be.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, the acquirer can effect a merger without the vote of the stockholders of the target corporation if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly owned subsidiaries), the acquirer holds at least the percentage of stock of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Cerner’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Cerner, please see Cerner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Cerner’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that Cerner expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. Forward-looking statements include statements relating to: (1) the anticipated timing of filings and approvals relating to the Transactions, including approvals under the HSR Act; (2) the expected timing of the completion of the Transactions; (3) the ability to complete the Transactions considering the various closing conditions; (4) projections or forecasts of earnings; (5) the expected benefits and costs of the Transactions; (6) management plans relating to the Transactions and future operations; (7) any expectation or belief; and (8) any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Cerner’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner. Forward-looking statements speak only as of the date the statement was made. However, Cerner will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Cerner’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated January 19, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Cedar Acquisition Corporation on January 19, 2022 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated January 19, 2022 (incorporated by reference to Exhibit (A)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Cerner Corporation and Oracle Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on December 22, 2021).

(a)(5)(B)	Memorandum to Associates issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(C)	Frequently Asked Questions – Associates issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(D)	Memorandum to Clients issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(E)	Memorandum to Partners and Suppliers issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(F)	Frequently Asked Questions – Clients, Partners and Other issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(G)	Chairman Media Quote issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(H)	Social Media Content issued by Cerner Corporation on December 20, 2021 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 20, 2021).

(a)(5)(I)	Frequently Asked Questions – Equity Awards issued by Cerner Corporation on December 27, 2021 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed with the SEC by Cerner Corporation on December 27, 2021).

(e)(1)	Agreement and Plan of Merger, among Cerner Corporation, OC Acquisition LLC, Cedar Acquisition Corporation and Oracle Corporation, dated as of December 20, 2021 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on December 22, 2021 (File No. 001-15386)).

(e)(2)	Confidential Disclosure Agreement for Strategic Matters, effective as of October 15, 2021, between Cerner Corporation and Oracle Corporation, as amended on December 4, 2021.

(e)(3)	Amendment No. 1 to Confidential Disclosure Agreement for Strategic Matters, effective as of December 4, 2021, between Cerner Corporation and Oracle Corporation.

(e)(4)	Exclusivity Agreement, dated as of December 4, 2021, between Cerner Corporation and Oracle Corporation.

(e)(5)	Form of Tender and Support Agreement among OC Acquisition LLC, Cedar Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on December 22, 2021 (File No. 001-15386)).

(e)(6)	Third Restated Certificate of Incorporation of Cerner Corporation (incorporated by reference to Exhibit 3(a) to the Annual Report on Form 10-K filed with the SEC by Cerner Corporation on February 11, 2015 (File No. 001-15386)).

(e)(7)	Certificate of Amendment to the Third Restated Certificate of Incorporation of Cerner Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on May 28, 2020 (File No. 001-15386)).

(e)(8)	Amended and Restated Bylaws of Cerner Corporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on May 28, 2020 (File No. 001-15386)).

(e)(9)	Form of 2010 Indemnification Agreement between Cerner Corporation and each of its directors and executive officers (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on June 3, 2010 (File No. 001-15386)).

(e)(10)	Cerner Corporation 2011 Omnibus Equity Incentive Plan (As Amended and Restated May 30, 2019) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Cerner Corporation on April 29, 2020 (File No. 001-15386)).

(e)(11)	Form 2021 Executive Performance Agreement – Section 16 Officer (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Cerner Corporation on May 5, 2021 (File No. 000-15386)).

(e)(12)	Form Amendment to Executive Severance Agreement (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K filed with the SEC by Cerner Corporation on February 19, 2021 (File No. 000-38281)).

(e)(13)	Executive Employment Agreement between Cerner Corporation and David T. Feinberg (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Cerner Corporation on October 29, 2021 (File No. 000-15386)).

(e)(14)	Amended Employment Agreement between Cerner Corporation and Jerome Labat (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the SEC by Cerner Corporation on February 29, 2021 (File No. 000-15386)).

(e)(15)	Amended Employment Agreement between Cerner Corporation and Mark Erceg (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by Cerner Corporation on May 5, 2021 (File No. 000-15386)).

(e)(16)	Amended Employment Agreement between Cerner Corporation and Tracy Platt.

(e)(17)	Amended Employment Agreement between Cerner Corporation and Daniel Devers.

(e)(18)	Amended Employment Agreement between Cerner Corporation and Travis Dalton.

(e)(19)	Amended Employment Agreement between Cerner Corporation and Nasim Afsarmanesh.

(e)(20)	Executive Employment Agreement between Cerner Corporation and D. Brent Shafer (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC by Cerner Corporation on February 2, 2019).

(e)(21)	Letter agreement and Transition Agreement between Cerner Corporation and D. Brent Shafer (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Cerner Corporation on July 30, 2021).

(e)(22)	Waiver Agreement to Amended Employment Agreement, dated December 20, 2021, between Cerner Corporation and David T. Feinberg.

(e)(23)	Waiver Agreement to Amended Employment Agreement, dated January 14, 2022, between Cerner Corporation and Jerome Labat.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Mark J. Erceg
	Name:	Mark J. Erceg
	Title:	Executive Vice President and Chief Financial Officer
	Date:	January 19, 2022

Annex A

PERSONAL AND CONFIDENTIAL

December 20, 2021

Board of Directors

Cerner Corporation

2800 Rockcreek Parkway

North Kansas City, MO 64117

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Oracle Corporation (“Oracle”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation (the “Company”) of the $95.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 20, 2021 (the “Agreement”), by and among Oracle, OC Acquisition LLC, a wholly owned subsidiary of Oracle, (“Parent”), Cedar Acquisition Corporation, a wholly owned subsidiary of Parent, (“Merger Subsidiary”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Parent will pay $95.00 in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Subsidiary will be merged with and into the Company (the “Merger”), and each outstanding Share (other than (i) Shares held by the Company as treasury stock or owned by Oracle, Parent, Merger Subsidiary or any subsidiary of the Company, and (ii) any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $95.00 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Oracle, any of their respective affiliates and third parties, including affiliates of Lawrence Ellison, a significant shareholder of Oracle (the “Significant Shareholder”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain financial advisory and/or underwriting services to Oracle and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a co-manager in connection with a public offering of Oracle’s 2.500% Notes due 2025, 2.800% Notes due 2027, 2.950% Notes due 2030, 3.600% Notes due 2040, 3.600% Notes due 2050 and 3.850% Notes due 2060 (aggregate principal amount $20,000,000,000) in March 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Oracle, Parent, the Significant Shareholder, and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31,

Board of Directors

Cerner Corporation

December 20, 2021

2020; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the health care information technology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Oracle and its affiliates) of Shares, as of the date hereof, of the $95.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Oracle, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Oracle or Parent or the ability of the Company, Oracle or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to

Board of Directors

Cerner Corporation

December 20, 2021

whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $95.00 in cash per Share to be paid to the holders (other than Oracle and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACH & CO. LLC
GOLDMAN SACHS & CO. LLC

Annex B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 20, 2021

The Board of Directors

Cerner Corporation

2800 Rockcreek Parkway

North Kansas City, MO 64117

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (“Shares”) (other than Excluded Shares, as defined below), of Cerner Corporation, a Delaware corporation (the “Company”), of the $95.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among OC Acquisition LLC, a Delaware limited liability company (“Parent”), Cerner Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), Oracle Corporation, a Delaware corporation (“Ultimate Parent”), and the Company. The Agreement provides (i) for Merger Subsidiary to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $95.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Subsidiary will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Ultimate Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held, immediately prior to the Effective Time (as defined in the Agreement), by the Company as treasury stock or owned by Ultimate Parent, Parent, Merger Subsidiary or any Subsidiary of the Company (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $95.00 per Share in cash, without interest, (the $95.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

The Board of Directors

Cerner Corporation

December 20, 2021

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Ultimate Parent, and we have not received any compensation from Ultimate Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Ultimate Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ultimate Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) an execution version of the Agreement dated December 20, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 28, 2019 and December 29, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, including valuation multiples, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to

The Board of Directors

Cerner Corporation

December 20, 2021

our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-5